EXECUTION COPY

TRANSACTION AGREEMENT

among

INVERSIONES CORP GROUP INTERHOLD LIMITADA.,

INVERSIONES GASA LIMITADA,

CORPBANCA,

ITAÚ UNIBANCO HOLDING S.A.,

and

BANCO ITAÚ CHILE

dated

JANUARY 29, 2014

Table of Contents

ARTICLE 1

TERMS OF THE TRANSACTIONS

1.1	Time and Place of Closing
1.2	The Transactions
1.3	Chilean Effective Time; Colombian Effective Time
1.4	Conversion of Itaú Chile Common Stock
1.5	CorpBanca Common Stock
1.6	Colombian Acquisition
1.7	Conversion of Itaú Colombia Common Stock
1.8	Adjustments

ARTICLE 2

EXCHANGE OF SHARES

2.1	Chilean Exchange Procedures
2.2	Colombian Exchange Procedures

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of CorpBanca and CorpBanca Colombia
3.2	Representations and Warranties of Itaú Chile and Itaú Colombia
3.3	Representations and Warranties of Corp Group Parent
3.4	Representations and Warranties of Itaú Parent
3.5	Standards

ARTICLE 4

COVENANTS AND ADDITIONAL AGREEMENTS

4.1	Conduct of Business Prior to Chilean Effective Time
4.2	Forbearances
4.3	Dividends
4.4	Shareholders’ Approvals
4.5	Filings with Governmental Authorities
4.6	Applications and Consents; Governmental Filings
4.7	Notification of Certain Matters
4.8	Investigation and Confidentiality
4.9	Press Releases; Public Announcements
4.10	Acquisition Proposals
4.11	Employee Matters
4.12	Indemnification of Officers and Directors
4.13	Corporate Governance
4.14	Termination of Certain Arrangements
4.15	Merger Integration Committee
4.16	CorpBanca Colombia IPO
4.17	CorpBanca Colombia-Helm Merger
4.18	Charitable Contributions
4.19	Colombian Trademark
4.20	Insurance Matters
4.21	Certain Other Businesses
4.22	Referral Fees
4.23	Use of the Parties’ Brands; Corporate Names

ARTICLE 5

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

5.1	Conditions to Obligations of Each Party
5.2	Conditions to Obligations of the Corp Group Parties
5.3	Conditions to Obligations of the Itaú Parties

ARTICLE 6

TERMINATION

6.1	Termination
6.2	Effect of Termination

ARTICLE 7

MISCELLANEOUS

7.1	Definitions
7.2	Non-Survival of Representations and Covenants
7.3	Expenses
7.4	Disclosure Letters
7.5	Entire Agreement
7.6	Amendments
7.7	Waivers
7.8	Assignment
7.9	Notices
7.10	Governing Law
7.11	Counterparts
7.12	Captions
7.13	Interpretations
7.14	Severability
7.15	Waiver of Jury Trial
7.16	Dispute Resolution
7.17	Specific Performance
7.18	Further Assurances

LIST OF EXHIBITS

Exhibit

1 2 3 4 5	Form of Shareholders Agreement (Section 1.2(b)) Form of Consent and Agreement Form of Registration Rights Agreement Required Regulatory Consents Form of Corp Group Pledge Agreements

TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT (this “Agreement”), dated January 29, 2014, is entered into among Inversiones Corp Group Interhold Limitada, a limited liability company (sociedad de responsabilidad limitada) organized under the laws of Chile (“Interhold”), Inversiones Gasa Limitada, a limited liability company (sociedad de responsabilidad limitada) organized under the laws of Chile (“GASA” and, together with Interhold, “Corp Group Parent”), CorpBanca, a banking corporation (sociedad anónima abierta especial bancaria) organized under the laws of Chile (“CorpBanca”), Itaú Unibanco Holding S.A, a sociedad anónima organized under the laws of Brazil (“Itaú Parent”), and Banco Itaú Chile, a banking corporation (sociedad anónima especial bancaria) organized under the laws of Chile (“Itaú Chile”).

RECITALS

A. Approvals.  The boards of directors of CorpBanca and Itaú Chile have determined that the transactions described herein are consistent with, and will further, their respective business strategies and goals, and are in the best interests of CorpBanca and Itaú Chile, respectively, and their respective shareholders.

B. The Transactions.  This Agreement provides for a strategic business combination through (a) a capital increase by Itaú Chile, (b) the merger of Itaú Chile with and into CorpBanca with CorpBanca as the surviving corporation, (c) after approval or denial of the CorpBanca Colombia-Helm Merger by the SFC, either the acquisition of Itaú Colombia by CorpBanca or the merger of Itaú Colombia with and into CorpBanca Colombia, with CorpBanca Colombia as the surviving corporation, and (d) the purchase by CorpBanca of the shares of CorpBanca Colombia held by Corp Group Parent and the offer to purchase by CorpBanca of the shares of CorpBanca Colombia held by the other minority shareholders that are party to that certain Shareholders Agreement, dated July 31, 2013, among certain shareholders of CorpBanca Colombia (as amended, the “CorpBanca Colombia Shareholders Agreement”).

C. The Shareholders Transactions.  In connection with the transactions referred to above, this Agreement provides for certain transactions between Corp Group Parent and Itaú Parent including (i) the formation of Itaú Holding by Itaú Parent, (ii) the execution of the Shareholders Agreement by Itaú Parent, Corp Group Parent, the Holding Companies and Corp Group Holding effective as of the Chilean Effective Time, (iii) the execution of the Registration Rights Agreement by CorpBanca and Corp Group Parent, and (iv) the execution of the pledge agreements by Interhold and Corp Group Banking, as pledgors, and Itaú Parent, as pledgee, in the form set forth in Exhibits 5A and 5B, respectively (the “Corp Group Pledge Agreements”).

D. Defined Terms.  Certain capitalized terms used in this Agreement are defined in Section 7.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

TERMS OF THE TRANSACTIONS

1.1 Time and Place of Closing.  The closing (the “Closing”) of the Chilean Merger (as defined in Section 1.2) shall take place on the same day when the Chilean Effective Time (as defined in Section 1.3) is to occur (the “Closing Date”), unless another time is agreed to in writing by the Parties.  The Parties shall coordinate to ensure the timing of the foregoing.  The Closing shall be held at such location as shall be mutually agreed to in writing by the Parties.

1.2 The Transactions.  Subject to the terms and conditions of this Agreement, the Parties shall effect the following transactions (collectively, the “Transactions”):

(a) Prior to the Chilean Effective Time, (i) by means of one or more capital increases, Itaú Chile shall offer to sell such number of shares of its common stock to its shareholders, and Itaú Parent shall, or shall cause one of its Subsidiaries to, subscribe for such shares in an amount necessary such that, the capital increase(s) will result in aggregate proceeds to Itaú Chile of U.S.$652 million (the “Capital Raise”) and (ii) Corp Group Parent will sell or otherwise transfer 5,208,344,218 shares of CorpBanca to non-Affiliates.

(b) Prior to the Chilean Effective Time, Itaú Parent may elect to form or cause to be formed Itaú Holdco, a new company (sociedad por acciones) organized under the laws of Chile and wholly-owned directly or indirectly by Itaú Parent to hold Itaú Parent’s shares of CorpBanca Common Stock or it may hold such shares through one or more of its wholly owned subsidiaries (any such companies, collectively, “Itaú Holding Company” and, together with Corp Group Banking and SAGA, the “Holding Companies”).

(c) At the Chilean Effective Time, Itaú Chile shall merge with and into CorpBanca in accordance with the provisions of the Chilean Companies Law (the “Chilean Merger”).  CorpBanca shall be the surviving corporation in the Chilean Merger and shall be governed by the laws of Chile.  Upon consummation of the Chilean Merger, the separate corporate existence of Itaú Chile shall cease, and all assets and liabilities of Itaú Chile shall be assumed by CorpBanca.  Effective as of the Chilean Effective Time, Itaú Parent, the Holding Companies, Corp Group Holding and Corp Group Parent shall enter into a shareholders’ agreement (the “Shareholders Agreement”) in the form attached as Exhibit 1.

(d) As soon as practicable after the Chilean Effective Time, (i) CorpBanca shall have made an offer to purchase from the other minority shareholders of CorpBanca Colombia that are party to the CorpBanca Colombia Shareholders Agreement all of the outstanding shares of CorpBanca Colombia owned by such minority shareholders, and (ii) subject to Section 1.6, CorpBanca shall purchase from Corp Group Parent all of the outstanding shares of CorpBanca Colombia owned by Corp Group Parent, in each case at a price equal to U.S.$3.5367 per share (which is U.S.$330,000,000 for Corp Group Parent and U.S.$ 564,000,000 for such minority shareholders in the aggregate).

(e) Subject to Section 1.6, (i) CorpBanca and four wholly-owned Subsidiaries of CorpBanca shall purchase all of the shares of Itaú Colombia capital stock from Affiliates of Itaú Parent (the “Colombian Acquisition”) or, alternatively, (ii) Itaú Colombia shall merge with and into CorpBanca Colombia in accordance with the provisions of Colombian Law applicable to the merger of financial entities (the “Colombian Merger”), in each case as promptly as practicable after the Chilean Effective Time subject to Section 1.3(b).  In the case of the Colombian Merger, if applicable pursuant to Section 1.6(i), CorpBanca Colombia shall be the surviving corporation and shall be governed by the laws of Colombia.  Upon consummation of the Colombian Merger, if applicable, the separate corporate existence of Itaú Colombia shall cease, and all assets and liabilities of Itaú Colombia shall be assumed by CorpBanca Colombia.

1.3 Chilean Effective Time; Colombian Effective Time.

(a)           Subject to the terms and conditions of this Agreement, on or before the Closing Date, the Parties will take all actions set forth in Schedule 1.3(a) to effect the Chilean Merger (the “Chilean Merger Steps”). The Chilean Merger shall take effect on the fifth Business Day following the date on which satisfaction or waiver of the last of the conditions set forth in Article 5 has occurred (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions and the continued satisfaction or waiver of all other conditions), or such other date mutually agreed upon by the Parties (the “Chilean Effective Time”).

(b)           As soon as practicable after the Chilean Effective Time, the Parties will take all actions set forth in Schedule 1.3(b) to effect the Colombian Acquisition or the Colombian Merger, as the case may be; provided that, if applicable pursuant to Section 1.6(i), the request for authorization of the Colombian Merger by the Superintendencia Financiera de Colombia (“SFC”) pursuant to Part B of Schedule 1.3(b) to effect the Colombian Merger shall not be filed with the SFC before the approval or denial of the CorpBanca Colombia-Helm Merger by the SFC. The closing of the Colombian Acquisition (the “Colombian Acquisition Closing”) shall take place upon completion of the last of the actions set forth in Part A of Schedule 1.3(b) to effect the Colombian Acquisition (the “Colombian Acquisition Steps”), subject to the receipt of the approval of the Colombian Acquisition by the SFC. The closing of the Colombian Merger (the “Colombian Effective Time”) shall take place upon completion of the last of the actions set forth in Part B of Schedule 1.3(b) to effect the Colombian Merger (the “Colombian Merger Steps” and, together with the Colombian Acquisition Steps, the “Colombian Transaction Steps”), subject to the receipt of the approval of the Colombian Merger by the SFC.

1.4 Conversion of Itaú Chile Common Stock.  At the Chilean Effective Time, subject to Section 1.4(c), by virtue of the Chilean Merger and without any action on the part of the Parties or the holder of any of the following securities:

(a) Each share of Itaú Chile Common Stock that is Outstanding immediately prior to the Chilean Effective Time shall be converted into the right to receive the number of shares of CorpBanca Common Stock equal to the Chilean Exchange Ratio; provided that the Itaú Chile Common Stock Holders shall be deemed shareholders of CorpBanca upon the consummation of the Chilean Merger, pursuant to Article 66 of the Regulations of the Chilean Companies Law.

(b) All shares of Itaú Chile Common Stock converted pursuant to this Section 1.4 shall no longer be Outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Chilean Effective Time, and each certificate previously representing any such shares of Itaú Chile Common Stock (the “Old Chilean Certificates”) shall cease to have any rights except it shall thereafter represent the right to receive a certificate representing the number of whole shares of CorpBanca Common Stock into which the shares of Itaú Chile Common Stock represented by such Old Chilean Certificate have been converted pursuant to this Section 1.4.

1.5 CorpBanca Common Stock.  Each share of CorpBanca Common Stock issued and outstanding immediately prior to the Chilean Effective Time shall remain an issued and outstanding share of CorpBanca Common Stock and shall not be affected by the Chilean Merger.

1.6 Colombian Acquisition.

(a)           As promptly as practicable (i) after the Chilean Effective Time, the Parties shall take all actions set forth in Part A of Schedule 1.3(b) to effect the Colombian Acquisition and (ii) after the approval of the Colombian Acquisition by the SFC, the Parties shall consummate the Colombian Acquisition.

(b)           At the closing of the Colombian Acquisition (the “Colombian Acquisition Closing”), Itaú Parent shall cause its Affiliates to sell and transfer, free and clear of any and all Liens, to (i) CorpBanca, and CorpBanca shall purchase and acquire from such Affiliates of Itaú Parent, 94% of all of the outstanding shares of Itaú Colombia capital stock (the “Itaú Colombia Shares”) and (ii) four wholly-owned Subsidiaries of CorpBanca, and each such wholly-owned Subsidiary shall purchase and acquire from such Affiliates of Itaú Parent 1.5% of all the outstanding Itaú Colombia Shares, for an aggregate purchase price (for 100% of such shares) equal to the book value of Itaú Colombia based on the most recent month-end financial statements of Itaú Colombia submitted to the Regulatory Authorities prior to the Colombian Acquisition Closing, calculated in accordance with Colombian GAAP (the “Colombian Purchase Price”).

(c)           At the Colombian Acquisition Closing, Itaú Parent shall deliver or cause to be delivered to CorpBanca:

(i)           one or more certificates representing all of the Itaú Colombia Shares, free and clear of any Liens, duly endorsed in the name of CorpBanca or its wholly-owned Subsidiaries accompanied by a letter addressed to the legal representative of Itaú Colombia to serve as instrument of transfer duly executed; and

(ii)           a receipt for the payment made by CorpBanca and/or its wholly-owned Subsidiaries to Itaú Parent (or its designated Affiliates) for the Colombian Purchase Price on the Colombian Acquisition Closing.

(d)           At the Colombian Acquisition Closing, CorpBanca shall deliver or cause to be delivered to Itaú Parent:

(i)           the Colombian Purchase Price by wire transfer in immediately available funds to the bank account indicated by Itaú Parent (or its designated Affiliates) to CorpBanca in writing two Business Days prior to the Colombian Acquisition Closing; and

(ii)           confirmation that the share certificates in respect of the Itaú Colombia Shares have been duly delivered.

(e)           The Shareholders Agreement shall not apply to or with respect to CorpBanca Colombia and its Subsidiaries until such time as the CorpBanca Colombia Shareholders Agreement has been terminated pursuant to Section 7.1 thereof.

(f)           With respect to the directors of CorpBanca Colombia designated by CorpBanca, CorpBanca shall designate two directors nominated by Corp Group Parent.

(g)           The bylaws of Itaú Colombia will be amended to the extent necessary to comply with Chilean legal and regulatory requirements for foreign subsidiaries.

(h)           Following the Chilean Effective Time, Corp Group Parent shall, subject to receipt of any approvals from Governmental Authorities required under applicable Law, sell its shares of CorpBanca Colombia to CorpBanca pursuant to Section 1.2(d) on the dates and in the amounts described in Schedule 1.6(d).

(i)           Notwithstanding anything to the contrary in this Agreement, if each of the minority shareholders of CorpBanca Colombia identified in Schedule 1.6 shall have executed and delivered the Consent and Agreement in the form of Exhibit 2 hereto within 30 days after the date hereof, CorpGroup Parent and Itaú Parent shall effect the Colombian Merger in lieu of the Colombian Acquisition, in which case, (x) the Colombian Acquisition shall not occur and the Colombian Merger shall occur as promptly as reasonably practicable after the  Chilean Effective Time subject to Section 1.3(b) and (y) CorpGroup Parent and Itaú Parent shall cause CorpBanca Colombia and Itaú Colombia to use reasonable best efforts to take such actions as are necessary to effect the Colombian Merger.

1.7 Conversion of Itaú Colombia Common Stock.  If the Colombian Merger occurs, at the Colombian Effective Time, subject to Section 1.6, by virtue of the Colombian Merger and without any action on the part of the Parties or the holder of any of the following securities:

(a) Each share of Itaú Colombia Common Stock that is Outstanding immediately prior to the Colombian Effective Time shall be converted into the right to receive the number of shares of CorpBanca Colombia Common Stock equal to the Colombian Exchange Ratio; provided that the Itaú Colombia Common Stock Holders shall be deemed shareholders of CorpBanca Colombia upon the consummation of the Colombian Transaction.  Each shares of CorpBanca Colombia issued and outstanding immediately prior to the Colombian Effective Time shall remain an issued and outstanding share of CorpBanca Colombia Common Stock and shall not be affected by the Colombian Merger.

(b) All shares of Itaú Colombia Common Stock converted pursuant to this Section 1.5 shall no longer be Outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Colombian Effective Time, and each certificate previously representing any such shares of Itaú Colombia Common Stock (the “Old Colombian Certificates”) shall cease to have any rights except it shall thereafter represent the right to receive a certificate representing the number of whole shares of CorpBanca Colombia Common Stock into which the shares of Itaú Colombia Common Stock represented by such Old Colombian Certificate have been converted pursuant to this Section 1.7.

1.8 Adjustments.

(a) If, following the date of this Agreement and prior to the Chilean Effective Time, the Outstanding shares of Itaú Chile Common Stock or CorpBanca Common Stock shall have, except as provided herein, been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a capital increase, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Chilean Exchange Ratio and other amounts set forth in Article I calculated based on the number of outstanding shares of Itaú Chile Common Stock or CorpBanca Common Stock.

(b) If, following the date of this Agreement and prior to the Colombian Acquisition or the Colombian Effective Time, the Outstanding shares of Itaú Colombia Common Stock or CorpBanca Colombia Common Stock shall have, except as provided herein, been increased, decreased, changed into or exchanged (including for the avoidance of doubt as a result of the CorpBanca Colombia-Helm Merger) for a different number or kind of shares or securities as a result of a capital increase, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Colombian Exchange Ratio and other and other amounts set forth in Article I calculated based on the number of outstanding shares of Itaú Colombia Common Stock or CorpBanca Colombia Common Stock.

ARTICLE 2

EXCHANGE OF SHARES

2.1 Chilean Exchange Procedures.

(a) At or prior to the Chilean Effective Time, CorpBanca shall set aside or cause to be set aside, separately and for the benefit of the holders of Old Chilean Certificates, for exchange in accordance with Article 1 and this Article 2, (i) certificates or evidence of shares in book entry form representing CorpBanca Common Stock (collectively, “New Chilean Certificates”) and (ii) any dividends or distributions with respect thereto, in all cases to be paid pursuant to Article 1 and this Article 2 in exchange for Outstanding shares of Itaú Chile Common Stock.

(b) The Subsidiaries of Itaú Chile in which Itaú Chile is a direct shareholder (the “Direct Subsidiaries”) shall (i) issue and deliver certificates or evidence of shares in book entry form representing Direct Subsidiaries common stock in the name of CorpBanca in a number that is equal to the common stock held by Itaú Chile in such Direct Subsidiaries immediately before the Chilean Effective Time (collectively, “New Direct Subsidiaries Certificates”) and (ii) register in the stock ledger of the relevant Direct Subsidiaries CorpBanca in lieu of Itaú Chile as holder of the New Direct Subsidiaries Certificates.

2.2 Colombian Exchange Procedures.

(a) If the Colombian Merger occurs, at the Colombian Effective Time, CorpBanca Colombia shall issue, for the benefit of the holders of Itaú Colombia Common Stock, without being subject to any preemptive rights, for exchange in accordance with Article 1 and this Article 2, certificates or evidence of shares in book entry form representing CorpBanca Colombia Common Stock (collectively, “New Colombian Certificates”) in an amount sufficient to meet the Colombian Exchange Ratio.  The CorpBanca Colombia Common Stock to be issued in connection with the Colombian Merger shall only be issued to the holders of Itaú Colombia Common Stock at the Colombian Effective Time.

(b) CorpBanca Colombia shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Itaú Colombia Common Stock Holder such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of state, local or foreign tax Law.  To the extent that amounts are so withheld by CorpBanca Colombia, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Itaú Colombia Common Stock Holder in respect of which such deduction and withholding was made by CorpBanca Colombia.

2.3 Independent Valuation.  If the Colombian Merger is to be effected pursuant to Section 1.6(i), prior to the filing of the Colombian Merger approval request with the SFC pursuant to Section 2.4 of Part B of Schedule 1.3(b), in the terms of Article 62 of the Colombian Financial Statute (Estatuto Orgánico del Sistema Financiero or “EOSF”), Itaú Colombia and CorpBanca Colombia shall engage, and share equally the cost of, an internationally recognized investment bank with experience in the valuation of financial entities which independency and adequacy credentials shall have been previously approved by the SFC (an “Independent Appraiser”) to provide an independent valuation of each of Itaú Colombia and CorpBanca Colombia.  The engagement shall provide (i) for a 60-day term to prepare the valuation report and deliver the valuation results to the board of directors of each of the Itaú Colombia and CorpBanca Colombia and (ii) that the valuation shall be performed using internationally accepted valuation methodologies for financial entities. The Parties undertake to vote in favor, or to cause their respective Affiliates to vote in favor, as applicable, of the Colombian Exchange Ratio, regardless of the exchange ratio obtained by the Independent Appraiser pursuant to this Section 2.3.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of CorpBanca and CorpBanca Colombia.  Subject to and giving effect to Sections 3.5 and 7.4 and except as set forth in Corp Group Parent’s Disclosure Letter, CorpBanca hereby represents and warrants to the Itaú Parties with respect to itself and CorpBanca Colombia that:

(a) Organization, Standing, and Power; Subsidiaries.

(i) It and each of its Subsidiaries is duly organized and validly existing under the Laws of the jurisdiction in which it is organized.

(ii) It and each of its Subsidiaries has the requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business as now conducted.  It and each of its Subsidiaries is duly qualified or licensed to do business in each of the jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed.  It has made available to the other Party a complete and correct copy of its Organizational Documents, each as amended to the date of this Agreement and as in full force and effect as of the date of this Agreement.  A true and complete list of its direct and indirect Subsidiaries, and the ownership interest of it in each Subsidiary as of the date of this Agreement is set forth in Section 3.1(a) of its Disclosure Letter.  Other than its Subsidiaries as set forth in Section 3.1(a) of its Disclosure Letter, investments made in the ordinary course of business and other than in a fiduciary capacity on behalf of its customers, it does not, directly or indirectly, beneficially own any equity interests in a partnership or joint venture of any kind.

(b) Authority; No Breach of Agreement.

(i) It has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions.  The execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Chilean Merger, the Colombian Acquisition and the Colombian Merger, by it have been duly and validly authorized by all necessary corporate action, subject only to the Chilean Transaction Steps and the Colombian Transaction Steps including the approval of (A) the Chilean Merger by the holders of two-thirds of the Outstanding shares of CorpBanca Common Stock and the Capital Raise by a majority of the Outstanding shares of CorpBanca Common Stock, in the case of CorpBanca (the “CorpBanca Shareholder Approval”), (B) the Colombian Merger by the holders of a number of Outstanding shares of CorpBanca Colombia Common Stock that represents a Supermajority Consent at the time of such approval (and by the holders of 70% of the preferred stock of CorpBanca Colombia, if there is any preferred stock of CorpBanca Colombia outstanding at the time of such approval), in the case of CorpBanca Colombia (the “CorpBanca Colombia Shareholder Approval”), and (C) the other approvals set forth in Section 3.1(b)(i) of its Disclosure Letter. Subject to receipt of the CorpBanca Shareholder Approval and the CorpBanca Colombian Shareholder Approval and the other approvals set forth in Section 3.1(b)(i) of its Disclosure Letter and assuming due authorization, execution and delivery of this Agreement by each of the Itaú Parties, this Agreement represents a legal, valid and binding obligation of it, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii) The execution, delivery and performance of this Agreement by it, the consummation by it of the Transactions and compliance by it with the provisions hereof will not (A) conflict with or result in a breach or violation of any provision of its Organizational Documents or the Organizational Documents of any of its Subsidiaries, (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation or acceleration of any Lien (with or without the giving of notice, the lapse of time or both) on any asset of it or its Subsidiaries under, any Contract or Permit of it or its Subsidiaries, or any change in its rights or obligations under any Contract or (C) subject to receipt of the Required Regulatory Consents and the expiration or termination of any waiting period required by Law, violate any Law, Order or Permit applicable to it or its Subsidiaries or any of their respective assets.

(iii) Other than as set forth in Section 3.1(b)(iii) of its Disclosure Letter (collectively, the “CorpBanca Regulatory Consents”), no notice to, application or filing with, or Consent of, any Governmental Authority is necessary in connection with the execution, delivery or performance of this Agreement and the consummation by it or any of its Subsidiaries of the Transactions.

(c) Capital Stock.

(i) Its authorized capital stock, including all of its Outstanding shares of capital stock, is set forth in Section 3.1(c)(i) of its Disclosure Letter.  Except as set forth in Section 3.1(c)(i) of its Disclosure Letter, there are no Outstanding shares of its capital stock or other equity securities, and there are no Outstanding Rights relating to its capital stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any of its securities.  All of its Outstanding shares have been duly authorized and validly issued and are fully paid and non-assessable.  None of its Outstanding shares has been issued in violation of any preemptive or similar rights of its current or past shareholders.  As of the date of this Agreement, it has no contractual obligation to redeem, repurchase or otherwise acquire or to register with any securities regulator, any shares of its capital stock or the capital stock of any of its Subsidiaries.  Section 3.1(c)(i) of its Disclosure Letter also sets forth for each Outstanding Right (not contained in the respective Organizational Documents), relating to its capital stock, if any, the date of the grant, the expiration date, the number of shares of capital stock subject to such Right and the exercise price per share, as applicable.

(ii) The authorized capital stock of each of its Subsidiaries, including all of their Outstanding shares of capital stock, is set forth in Section 3.1(c)(ii) of its Disclosure Letter.  Except as set forth in Section 3.1(c)(ii) of its Disclosure Letter, there are no Outstanding shares of capital stock or other equity securities of any of its Subsidiaries, and there are no Outstanding Rights relating to the capital stock of any of its Subsidiaries, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of any of its Subsidiaries.  All the Outstanding shares of capital stock of each of its Subsidiaries have been duly authorized and validly issued and are fully paid, non-assessable (except, with respect to bank Subsidiaries, as provided under applicable Law) and are owned by it or a Subsidiary of it free and clear of all Liens or Rights, and CorpBanca or one of its Subsidiaries has good and valid title to such shares of capital stock.  None of the Outstanding shares of capital stock of its Subsidiaries has been issued in violation of any preemptive or similar rights of its current or past shareholders.  As of the date of this Agreement, its Subsidiaries have no contractual obligation to redeem, repurchase or otherwise acquire or to register with any securities regulator, any shares of their capital stock or the capital stock of any of their Subsidiaries.  Section 3.1(c)(ii) of its Disclosure Letter also sets forth for each Outstanding Right (not contained in the respective Organizational Documents), relating to the capital stock of its Subsidiaries, if any, the date of the grant, the expiration date, the number of shares of capital stock subject to such Right and the exercise price per share, as applicable.

(d) Financial Statements; Undisclosed Liabilities.

(i) CorpBanca’s audited consolidated financial statements as of, and for the years ending on, December 31, 2011 and 2012 and its unaudited consolidated financial statements as of, and for the nine-month period ending on, September 30, 2013 (including, in each case, any related notes thereto) (the “CorpBanca Financial Statements”) that have been made available to Itaú Parties have been prepared in accordance with IFRS and regulatory accounting guidelines passed by the Chilean Superintendency of Banks.  The CorpBanca Financial Statements present fairly in all material respects the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of CorpBanca and its consolidated Subsidiaries as of the dates and for the periods indicated therein (except, in the case of CorpBanca’s unaudited financial statements, for normal year-end adjustments and the absence of footnotes).

(ii) Since September 30, 2013, none of CorpBanca or its Subsidiaries have incurred (A) any liability or obligation, in each case of the type that would be required to be disclosed on a consolidated balance sheet of CorpBanca and its Subsidiaries prepared in accordance with IFRS or (B) to CorpBanca’s knowledge, any liability not required to be so disclosed which would reasonably be expected to have a Material Adverse Effect, except (i) liabilities or obligations reflected or reserved against in CorpBanca’s balance sheet as of September 30, 2013 (or the notes thereto) included in the CorpBanca Financial Statements, (ii) liabilities incurred in the ordinary course of business since September 30, 2013 or (iii) obligations arising pursuant to the terms of the Contracts disclosed in Section 3.1(k) (or not required to be so disclosed).

(iii) CorpBanca Colombia’s audited consolidated financial statements as of, and for the years ending on, December 31, 2011 and 2012 and its unaudited consolidated financial statements as of, and for the nine-month period ending on, September 30, 2013 (including in each case, any related notes thereto) (the “CorpBanca Colombia Financial Statements”) that have been made available to Itaú Parties have been prepared in accordance with Colombian GAAP.  The CorpBanca Colombia Financial Statements present fairly in all material respects the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of CorpBanca Colombia and its consolidated Subsidiaries as of the dates and for the periods indicated therein (except, in the case of CorpBanca Colombia’s unaudited financial statements, for normal year-end adjustments and the absence of footnotes).

(iv) Since September 30, 2013, none of CorpBanca Colombia or its Subsidiaries have incurred (A) any liability or obligation, in each case of the type that would be required to be disclosed on a consolidated balance sheet of CorpBanca Colombia and its Subsidiaries prepared in accordance with Colombian GAAP or (B) to CorpBanca’s knowledge, any liability not required to be so disclosed which would reasonably be expected to have a Material Adverse Effect, except (i) liabilities or obligations reflected or reserved against in the CorpBanca Colombia’s balance sheet as of September 30, 2013 (or the notes thereto) included in the CorpBanca Colombia Financial Statements, (ii) liabilities incurred in the ordinary course of business since September 30, 2013 or (iii) obligations arising pursuant to the terms of the Contracts disclosed in Section 3.1(l) (or not required to be so disclosed).

(v) The minutes of the meetings of the Board of Directors of CorpBanca and CorpBanca Colombia since January 1, 2011 and the minutes of the meetings of the Board committees of CorpBanca and CorpBanca Colombia since January 1, 2011 have in all material respects been maintained in accordance with applicable requirements of  Law.  It maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to its and its Subsidiaries’ business. Since January 1, 2011, it has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting, and it has not experienced or effected any material change in internal control over financial reporting.

(vi) CorpBanca Colombia and Helm Bank are in compliance, and have at all times since January 1, 2011 complied, with the “minimum capital amounts” (montos de capital mínimo) required under Article 80 of the EOSF and Title I Chapter I of Decree 2555 of 2010, as amended from time to time.

(e) Absence of Certain Changes or Events.  Since September 30, 2013, (i) it and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses, (ii) there have been no events, changes, developments or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it and (iii) it and its Subsidiaries have not taken action that, if it had been taken after the date of this Agreement, would have required the prior written Consent of the other Party under Section 4.2.

(f) Tax Matters.  All Tax Returns required to be filed by or on behalf of it or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed returns are complete and accurate.  All Taxes attributable to it or any of its Subsidiaries that are or were due or payable (without regard to whether such Taxes have been assessed) have been paid in full or have been adequately provided for on its consolidated balance sheet and consolidated statement of earnings or income in accordance with IFRS (in the case of CorpBanca), Colombian GAAP (in the case of CorpBanca Colombia, Corpbanca Trust, Corpbanca Investment, Helm Bank, Helm Insurance, Helm Stockbroker, Helm Trust), or corresponding accounting principles (including those passed by the Chilean Superintendency of Banks) and standards pursuant to applicable Law and practice of its jurisdiction (in the case of Helm Bank Panamá, Helm Bank Cayman and Helm Securities Panamá) and no material deficiencies for any Taxes have been proposed, threatened, asserted or assessed in writing against or with respect to any Taxes due by or Tax Returns of it or its Subsidiaries.  No audit assessment, dispute or claim concerning any material Tax liability is being conducted, is pending or has been threatened in writing by any Governmental Authority.  There are no material Liens for Taxes upon the assets of it or its Subsidiaries, except for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with IFRS (in the case of CorpBanca) or Colombian GAAP (in the case of CorpBanca Colombia, Corpbanca Trust, Corpbanca Investment, Helm Bank, Helm Insurance, Helm Stockbroker, Helm Trust), or corresponding accounting principles (including those passed by the Chilean Superintendency of Banks) and standards pursuant to applicable Law and practice of its jurisdiction (in the case of Helm Bank Panamá, Helm Bank Cayman and Helm Securities Panamá), have been established.  All material Liens for Taxes that are being contested in good faith by appropriate proceedings have been appropriately disclosed to Itaú Parties. Neither it nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is CorpBanca (in the case of CorpBanca) or CorpBanca Colombia (in the case of CorpBanca Colombia)) filing a joint, combined, unitary or consolidated Tax Return or (ii) has any material liability for Taxes of any other Person arising from the application of any provision of federal state, local or foreign Law that imposes joint or several liability on members of a consolidated or affiliated group, or as a transferee or successor, by contract, or otherwise. Neither it nor any of its Subsidiaries is a party to a Tax sharing, indemnification or similar agreement or any agreement pursuant to which it or any of its Subsidiaries has any obligation to any Person (other than it or one of its Subsidiaries) with respect to Taxes.  All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to it and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Authority.  Neither it nor any of its Subsidiaries has requested or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment or collection of, any material Tax, which waiver or extension is still in effect.

(g) Certain Actions.  Neither it nor any of its Subsidiaries or any Affiliates thereof has taken or agreed to take any action, and it has no knowledge of any fact or circumstance, that is reasonably likely to materially impede or materially delay receipt of any Required Regulatory Consents.  To its knowledge, as of the date of this Agreement, there exists no fact, circumstance or reason that would cause any Required Regulatory Consents not to be received in a timely manner.

(h) Compliance with Permits, Laws and Orders.

(i) It and each of its Subsidiaries has in effect, and have at all times since January 1, 2011 held in effect, all Permits and has made all filings, applications and registrations with Governmental Authorities that are required for it and each of its Subsidiaries to own, lease or operate its material assets and to carry on its business as now conducted (and has paid all fees and assessments due and payable in connection therewith), and no Default has occurred and is continuing under any Permit applicable to its business or employees conducting its business.

(ii) Neither it nor any of its Subsidiaries is or has been since January 1, 2011 in Default under any Laws or Orders applicable to it or any of its Subsidiaries, its or any of its Subsidiaries’ business or employees conducting its or any of its Subsidiaries’ business, including any applicable personal or financial data protection, bank secrecy, discriminatory lending, anti-money laundering and sanctions Laws and Environmental Laws.

(iii) Since January 1, 2011, neither it nor any of its Subsidiaries has received any notification or communication from any Governmental Authority (A) asserting that it or any of its Subsidiaries is in Default under any Permits, Laws or Orders, (B) threatening to revoke any Permits or (C) requiring it or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, written supervisory or other agreement, consent decree, directive, commitment or memorandum of understanding or (y) to adopt any policy, procedure or resolution of its Board of Directors or similar undertaking, which restricts the conduct of its business, or relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends or any other policy or procedure, and neither it nor any of its Subsidiaries has received any notice from a Governmental Authority that it is considering issuing or requiring any of the foregoing.

(iv) There (A) is no unresolved violation by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of it or any of its Subsidiaries and (B) have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to its or any of its Subsidiaries’ business, operations, policies or procedures since January 1, 2010.

(v) It and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, fiduciario, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and  applicable Law.  None of it or any of its Subsidiaries has committed any breach of trust or fiduciary duty with respect to any such fiduciary account.

(vi) None of it or its Subsidiaries has, directly or indirectly, (i) used any funds of it or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of it or any of its Subsidiaries, (iii) established or maintained any unlawful fund of monies or other assets of it or any of its Subsidiaries or (iv) made any unlawful bribe or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, in each case to obtain favorable treatment in securing business, to obtain special concessions for it or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for it or any of its Subsidiaries.

(vii) SARLAFT. CorpBanca Colombia and each of its Subsidiaries has established a comprehensive anti-money laundering program (Sistema de Administración del Riesgo de Lavado de Activos y Financiación del Terrorismo or “Sarlaft”) that complies with applicable Law.

(i) Labor Relations.  Neither it nor any of its Subsidiaries is the subject of any Litigation asserting that it or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it or any of its Subsidiaries to bargain with any labor union or labor organization as to wages or conditions of employment, nor is it or any of its Subsidiaries a party to or bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its knowledge, threatened, nor to its knowledge, is there any activity involving its or any of its Subsidiaries’ employees seeking to certify a labor union or labor organization or engaging in any other organization activity.  It and each of its Subsidiaries has complied in all respects with all applicable Laws relating to the employment of its employees, including applicable Laws relating to equal employment opportunity, nondiscrimination, immigration, wages, hours, fringe benefits, severance, interest on severance, legal service bonuses, and all other fringe benefits, all surcharges and benefits, work or leaves on Sundays and holidays, all extralegal bonuses of any type and nature, travel allowances, the impact of the travelling allowances in the salary, legal salary discounts, monthly legal direct pension payments, data privacy, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and plant closing and, to its knowledge, neither it nor its Subsidiaries is liable for the payment of any compensation, damages, taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing Laws.

(j) Compensation and Benefit Plans.

(i) Except for the Compensation and Benefit Plans listed in Section 3.1(j) of its Disclosure Letter, there are no other Compensation and Benefit Plans (funded or otherwise).

(ii) Each Compensation and Benefit Plan is maintained, operated and administered by it in accordance with applicable Laws and with the terms of such Compensation and Benefit Plan (including the making of any required contributions).  It is not in default under or in violation of any of its respective Compensation and Benefit Plans.

(iii) Except pursuant to a Compensation and Benefit Plan set forth in Section 3.1(j) of its Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions shall:  (i) entitle any of its or any of its Subsidiaries’ current or former employees to severance pay or benefits or any increase in severance pay or benefits under a Compensation and Benefit Plan upon any termination of employment or service, in each case, in excess of legally required severance payments or (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any Compensation and Benefit Plans to any of its or any of its Subsidiaries’ current or former employees.

(k) Material Contracts.

(i) Except for Contracts set forth in Section 3.1(k) of its Disclosure Letter, as of the date of this Agreement, neither it nor any of its Subsidiaries, nor any of their respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (A) any Contract relating to the borrowing of money by it or any of its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation (other than Contracts pertaining to fully-secured repurchase agreements, trade payables and Contracts relating to borrowings, deposit-takings or guarantees made in the ordinary course of business consistent with past practice), (B) any Contract containing a non-compete or client or customer non-solicit requirement or any other provisions that limit the ability of it or any of its Subsidiaries to compete in any line of business or with any Person, or that involve any restriction of the geographic area in which, or method by which, it or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority) or which requires referrals of business or requires it or any of its Affiliates to make available investment opportunities to any Person on a priority, equal or exclusive basis, (C) any Contract with respect to the employment of any directors, executive officers or employees, or with any consultants that are natural Persons involving the payment of U.S.$500,000 or more per annum, (D) any Contract which, upon the execution or delivery of this Agreement or consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (including severance payment) becoming due from it or any of its Subsidiaries, (E) any Contract that could reasonably be expected to prohibit, delay or materially impair the consummation of any of the Transactions, (F) any Contract (or group of Contracts with the same party (or its Affiliates) involving similar transactions) that involves expenditures or receipts by it or any of its Subsidiaries in excess of U.S.$5,000,000 per year not entered into in the ordinary course of business consistent with past practice, (G) any Contract with an Affiliate, (H) any Contract that grants any right of first refusal, right of first offer or similar right with respect to the sale or other transfer of any material assets, rights or properties of it or its Subsidiaries or (I) any Contract with any Governmental Authority (other than routine or customary Contracts with any self-regulatory body).  With respect to each of its Contracts required to be disclosed in its Disclosure Letter pursuant to this Section 3.1(k)(i): (w) each such Contract is in full force and effect; (x) neither it nor any of its Subsidiaries is in Default thereunder; (y) neither it nor any of its Subsidiaries has repudiated or waived any material provision of any such Contract; and (z) no other party to any such Contract is, to its knowledge, in Default thereunder in any material respect.

(ii) All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for its own account or for the account of one or more of its Subsidiaries or their respective customers, were entered into (A) in accordance with prudent business practices and all applicable Laws and (B) with counterparties believed to be financially responsible, and each of them is enforceable against it or its Subsidiaries and, to its knowledge, the applicable counterparties thereto, in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and is in full force and effect. Neither it nor any of its Subsidiaries, nor to its knowledge, any other party thereto, is in Default of any of its obligations under any such agreement or arrangement.

(l) Legal Proceedings.  There is no Litigation pending or, to its knowledge, threatened against it or any of its Subsidiaries, or against any asset, interest or right of any of them, and there are no Orders of any Governmental Authority or arbitrators outstanding, or, to its knowledge, threatened, against it or any of its Subsidiaries.

(m) Reports.  Since January 1, 2011, or the date of organization if later, it and each of its Subsidiaries has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Authority, including the Chilean Superintendency of Banks, the Superintendency of Securities and Insurance, the Chilean Central Bank and the Unidad de Análisis Financiero (in the case of CorpBanca) and SFC, Colombian Central Bank, the Unidad de Información y Análisis Financiero, and the SEC (in the case of CorpBanca Colombia), and it and each of its Subsidiaries have paid all fees and assessments due and payable in connection therewith.

(n) Investment Securities and Commodities.

(i) Each of it and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of it or its Subsidiaries.

(ii) It and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that it believes are prudent and reasonable in the context of such businesses.

(o) Intellectual Property.

(i) It and its Subsidiaries own, are licensed or otherwise have the right to use all Intellectual Property that is used by it and its Subsidiaries in their respective businesses as currently conducted, free and clear of all Liens.

(ii) To its knowledge, it and its Subsidiaries have not infringed, misappropriated or otherwise violated the Intellectual Property rights of any third Person since January 1, 2011, and the use of any third Person Intellectual Property is in accordance with any applicable Contract pursuant to which it or its Subsidiaries acquired the right to use such Intellectual Property.  There is no claim pending or, to its knowledge, threatened against it or any of its Subsidiaries concerning the ownership, validity, registrability, enforceability, infringement, use or licensed right to use any Intellectual Property owned by it or its Subsidiaries.

(iii) To its knowledge, no third Person has infringed, misappropriated or otherwise violated it or its Subsidiaries’ Intellectual Property rights.  There are no claims pending or threatened by it or its Subsidiaries that (A) a third Person infringed or otherwise violated any of their Intellectual Property rights or (B) a third Person’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(iv) It and its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets that are owned by them.

(v) Except as set forth in Section 3.1(o)(v) of its Disclosure Letter, it and its Subsidiaries have and will have until the date required pursuant to applicable Law (and in any case at least until the Chilean Effective Time), all Intellectual Property rights required for the rightful use of all trademarks and names currently used in carrying out their businesses.

(vi) CorpBanca owns all right, title and interest, free and clear of any Liens, in and to the trademarks (including the “CorpBanca” name) set forth in Section 3.1(o)(vi) of its Disclosure Letter.

(p) Extensions of Credit.

(i) Each loan, revolving credit facility, account and note receivable, borrowing arrangement (including leases, guarantees and interest-bearing assets), letter of credit or other extension of credit or commitment to extend credit (each a “CorpBanca Extension of Credit”) made or entered into by it or any of its Subsidiaries (i) is evidenced in all material respects by such documentation as is customary for the industry in which it and its Subsidiaries operate, (ii) to the extent carried on the books and records of it and its Subsidiaries as secured, has been secured by valid Liens and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii) Each outstanding CorpBanca Extension of Credit has been solicited and originated and is administered and the relevant files are being maintained, in all material respects, in accordance with the relevant loan documents, its underwriting standards and applicable Law.

(iii) All data processing systems used by it and/or any of its Subsidiaries with respect to any CorpBanca Extension of Credit are sufficient to provide reasonable assurances that information pertaining to the CorpBanca Extension of Credit is recorded accurately.  All data processing systems comply in all material respects with all applicable Laws, rules, regulations, orders and judgments governing CorpBanca Extension of Credit origination and servicing and the storage, disclosure, revelation to Governmental Authorities and disposal of information pertaining to obligors and any other individuals.

(iv) For the avoidance of doubt, and notwithstanding the foregoing or any other provision of this Agreement, no representation or warranty is being made as to whether such CorpBanca Extensions of Credit are ultimately collectible.

(q) Certain Loan Matters.

(i) Section 3.1(q) of its Disclosure Letter sets forth a list of all CorpBanca Extensions of Credit by it or any of its Subsidiaries to any of its directors, executive officers, principal shareholders and their related persons (personas relacionadas) (as such terms are defined in the Chilean Companies Law and Chilean Securities Law, as the case may be).

(ii) There are no CorpBanca Extensions of Credit to any of its employees, officers, directors or other of its Affiliates made in breach of the Chilean Banking Law or on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement.

(r) Properties. It or one of its Subsidiaries (i) has good and marketable title to all the properties and assets reflected in its latest audited balance sheet included in the Financial Statements as being owned by it or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all Liens (except for Permitted Liens) and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms or been legally terminated by it or one of its Subsidiaries since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without Default thereunder by the lessee or, to its knowledge, the lessor. There are no pending or, to its knowledge, threatened condemnation proceedings against such owned properties and leasehold estates.

(s) Brokers and Finders.  Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. (in each case pursuant to engagement letters which have been set forth in Section 3.1(s) of its Disclosure Letter), neither it nor any of its Subsidiaries nor any of their respective officers, directors, employees or Affiliates has employed any broker, finder or financial advisor or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the Transactions. It has disclosed to the Itaú Parties as of the date hereof the aggregate fees provided for in connection with the engagements of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. related to this Agreement or the transactions contemplated hereby.

(t) Opinion of Financial Advisors. Prior to the execution of this Agreement, the Board of Directors of CorpBanca has received separate opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co., each to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Chilean Exchange Ratio is fair, from a financial point of view, to CorpBanca. Such opinions have not been amended or rescinded prior to the execution of this Agreement.

(u) Insurance.  It and its Subsidiaries are insured against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices.  All such policies are in full force and effect; none of it or any of its Subsidiaries are in material default thereunder; and all claims thereunder have been filed, and all premiums due thereunder have been paid, in due and timely fashion.

(v) Related Party Transactions.  Except as set forth in Section 3.1(v) of its Disclosure Letter, there are no existing transactions or series of related transactions, or Contracts between it or any of its Subsidiaries, on the one hand, and any of its or its Subsidiaries’ current directors or officers (or other Persons who in the 18-month period prior to the date of this Agreement were directors or officers), any Person who beneficially owns, directly or indirectly, 5% or more of its Outstanding shares of common stock or any Affiliate (other than it and its Subsidiaries) of such director, officer or Person, on the other hand, except those of a type available to its employees generally.

3.2 Representations and Warranties of Itaú Chile and Itaú Colombia.  Subject to and giving effect to Sections 3.5 and 7.4 and except as set forth in Itaú’s Disclosure Letter, each of Itaú Chile and Itaú Parent hereby represents and warrants to the Corp Group Parties with respect to itself and Itaú Colombia, respectively, that:

(a) Organization, Standing, and Power; Subsidiaries.

(i) It and each of its Subsidiaries is duly organized and validly existing under the Laws of the jurisdiction in which it is organized.

(ii) It and each of its Subsidiaries has the requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business as now conducted.  It and each of its Subsidiaries is duly qualified or licensed to do business in each of the jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed.  It has made available to the other Party a complete and correct copy of its Organizational Documents, each as amended to the date of this Agreement and as in full force and effect as of the date of this Agreement.  A true and complete list of its direct and indirect Subsidiaries, and the ownership interest of it in each Subsidiary as of the date of this Agreement is set forth in Section 3.2(a) of its Disclosure Letter.  Other than its Subsidiaries as set forth in Section 3.2(a) of its Disclosure Letter, investments made in the ordinary course of business and other than in a fiduciary capacity on behalf of its customers, it does not, directly or indirectly, beneficially own any equity interests in a partnership or joint venture of any kind..

(b) Authority; No Breach of Agreement.

(i) It has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions.  The execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Chilean Merger, the Colombian Acquisition and the Colombian Merger, by it have been duly and validly authorized by all necessary corporate action, subject only to the Chilean Transaction Steps and the Colombian Transaction Steps including the approval of (A) the Chilean Merger by the holders of two-thirds of the Outstanding shares of Itaú Chile Common Stock and the Capital Raise by a majority of the Outstanding shares of Itaú Chile Common Stock, in the case of Itaú Chile (the “Itaú Chile Shareholder Approval”), (B) the Colombian Merger by the holders of a number of the Outstanding shares of Itaú Colombia Common Stock that represents a majority (plus one share)  of the Outstanding shares of Itaú Colombia Common Stock at the time of such approval, in the case of Itaú Colombia (the “Itaú Colombia Shareholder Approval”), and (C) the other approvals set forth in Section 3.2(b)(i) of its Disclosure Letter. Subject to receipt of the Itaú Chile Shareholder Approval and the Itaú Colombia Shareholder Approval and the other approvals set forth in Section 3.2(b)(i) of its Disclosure Letter and assuming due authorization, execution and delivery of this Agreement by each of the Corp Group Parties, this Agreement represents a legal, valid and binding obligation of it, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii) The execution, delivery and performance of this Agreement by it, the consummation by it of the Transactions and compliance by it with the provisions hereof will not (A) conflict with or result in a breach or violation of any provision of its Organizational Documents or the Organizational Documents of any of its Subsidiaries, (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation or acceleration of any Lien (with or without the giving of notice, the lapse of time or both) on any asset of it or its Subsidiaries under, any Contract or Permit of it or its Subsidiaries, or any change in its rights or obligations under any Contract or (C) subject to receipt of the Required Regulatory Consents and the expiration or termination of any waiting period required by Law, violate any Law, Order or Permit applicable to it or its Subsidiaries or any of their respective assets.

(iii) Other than as set forth in Section 3.2(b)(iii) of its Disclosure Letter (collectively, the “Itaú Bank Regulatory Consents”), no notice to, application or filing with, or Consent of, any Governmental Authority is necessary in connection with the execution, delivery or performance of this Agreement and the consummation by it or any of its Subsidiaries of the Transactions.

(c) Capital Stock.

(i) Its authorized capital stock, including all of its Outstanding shares of capital stock, is set forth in Section 3.2(c)(i) of its Disclosure Letter.  Except as set forth in Section 3.2(c)(i) of its Disclosure Letter, there are no Outstanding shares of its capital stock or other equity securities, and there are no Outstanding Rights relating to its capital stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any of its securities.  All of its Outstanding shares have been duly authorized and validly issued and are fully paid and non-assessable.  None of its Outstanding shares has been issued in violation of any preemptive or similar rights of its current or past shareholders.  As of the date of this Agreement, it has no contractual obligation to redeem, repurchase or otherwise acquire or to register with any securities regulator, any shares of its capital stock or the capital stock of any of its Subsidiaries.  Section 3.2(c)(i) of its Disclosure Letter also sets forth for each Outstanding Right (not contained in the respective Organizational Documents), relating to its capital stock, if any, the date of the grant, the expiration date, the number of shares of capital stock subject to such Right and the exercise price per share, as applicable.

(ii) The authorized capital stock of each of its Subsidiaries, including all of their Outstanding shares of capital stock, is set forth in Section 3.2(c)(ii) of its Disclosure Letter.  Except as set forth in Section 3.2(c)(ii) of its Disclosure Letter, there are no Outstanding shares of capital stock or other equity securities of any of its Subsidiaries, and there are no Outstanding Rights relating to the capital stock of any of its Subsidiaries, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of any of its Subsidiaries.  All the Outstanding shares of capital stock of each of its Subsidiaries have been duly authorized and validly issued and are fully paid, non-assessable (except, with respect to bank Subsidiaries, as provided under applicable Law) and are owned by it or a Subsidiary of it free and clear of all Liens or Rights, and Itaú Chile or one of its Subsidiaries has good and valid title to such shares of capital stock.  None of the Outstanding shares of capital stock of its Subsidiaries has been issued in violation of any preemptive or similar rights of its current or past shareholders.  As of the date of this Agreement, its Subsidiaries have no contractual obligation to redeem, repurchase or otherwise acquire or to register with any securities regulator, any shares of their capital stock or the capital stock of any of their Subsidiaries.  Section 3.2(c)(ii) of its Disclosure Letter also sets forth for each Outstanding Right (not contained in the respective Organizational Documents), relating to the capital stock of its Subsidiaries, if any, the date of the grant, the expiration date, the number of shares of capital stock subject to such Right and the exercise price per share, as applicable.

(d) Financial Statements; Undisclosed Liabilities.

(i) Itaú Chile’s audited consolidated financial statements as of, and for the years ending on, December 31, 2011 and 2012 and its unaudited consolidated financial statements as of, and for the nine-month period ending on, September 30, 2013 (including, in each case, any related notes thereto) (the “Itaú Chile Financial Statements”) that have been made available to Corp Group Parties have been prepared in accordance with IFRS and regulatory accounting guidelines passed by the Chilean Superintendency of Banks.  The Itaú Chile Financial Statements present fairly in all material respects the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of Itaú Chile and its consolidated Subsidiaries as of the dates and for the periods indicated therein (except, in the case of Itaú Chile’s unaudited financial statements, for normal year-end adjustments and the absence of footnotes).

(ii) Since September 30, 2013, none of Itaú Chile or its Subsidiaries have incurred (A) any liability or obligation, in each case of the type that would be required to be disclosed on a consolidated balance sheet of Itaú Chile and its Subsidiaries prepared in accordance with IFRS or (B) to Itaú Chile’s knowledge, any liability not required to be so disclosed which would reasonably be expected to have a Material Adverse Effect, except (i) liabilities or obligations reflected or reserved against in Itaú Chile’s balance sheet as of September 30, 2013 (or the notes thereto) included in the Itaú Chile Financial Statements, (ii) liabilities incurred in the ordinary course of business since September 30, 2013 or (iii) obligations arising pursuant to the terms of the Contracts disclosed in Section 3.2(k) (or not required to be so disclosed).

(iii) Itaú Colombia’s audited consolidated financial statements as of, and for the year ending on, December 31, 2012 and its unaudited consolidated financial statements as of, and for the nine-month period ending on, September 30, 2013 (including in each case, any related notes thereto) (the “Itaú Colombia Financial Statements”) that have been made available to Corp Group Parties have been prepared in accordance with Colombian GAAP.  The Itaú Colombia Financial Statements present fairly in all material respects the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of Itaú Colombia and its consolidated Subsidiaries as of the dates and for the periods indicated therein (except, in the case of Itaú Colombia’s unaudited financial statements, for normal year-end adjustments and the absence of footnotes).

(iv) Since September 30, 2013, none of Itaú Colombia or its Subsidiaries have incurred (A) any liability or obligation, in each case of the type that would be required to be disclosed on a consolidated balance sheet of Itaú Colombia and its Subsidiaries prepared in accordance with Colombian GAAP or (B) to Itaú Parent’s knowledge, any liability not required to be so disclosed which would reasonably be expected to have a Material Adverse Effect,  except (i) liabilities or obligations reflected or reserved against in the Itaú Colombia’s balance sheet as of September 30, 2013 (or the notes thereto) included in the Itaú Colombia Financial Statements, (ii) liabilities incurred in the ordinary course of business since September 30, 2013 or (iii) obligations arising pursuant to the terms of the Contracts disclosed in Section 3.2(l) (or not required to be so disclosed).

(v) The minutes of meetings of the Board of Directors of Itaú Chile and Itaú Colombia since January 1, 2011 (or, in the case of Itaú Colombia, since its incorporation) and the minutes of the meetings of the Board committees of Itaú Chile and Itaú Colombia since January 1, 2011 (or, in the case of Itaú Colombia, since its incorporation) have in all material respects been maintained in accordance with applicable requirements of  Law.  It maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to its and its Subsidiaries’ business. Since January 1, 2011, it has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting and it has not experienced or effected any material change in internal control over financial reporting.

(vi) Itaú Chile and Itaú Colombia are in compliance, and have at all times since January 1, 2011 complied, to the extent applicable to such entities, with the minimum capital amounts and net worth (patrimonio) as set forth in Articles 50 and 51 of the Chilean Banking Law (in the case of Itaú Chile) and the “minimum capital amounts” (montos de capital mínimo) required under Article 80 of the EOSF and Title I Chapter I of Decree 2555 of 2010 (in the case of Itaú Colombia), each as amended from time to time.

(e) Absence of Certain Changes or Events.  Since September 30, 2013, (i) it and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses, (ii) there have been no events, changes, developments or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it and (iii) it and its Subsidiaries have not taken action that, if it had been taken after the date of this Agreement, would have required the prior written Consent of the other Party under Section 4.2.

(f) Tax Matters.  All Tax Returns required to be filed by or on behalf of it or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed returns are complete and accurate.  All Taxes attributable to it or any of its Subsidiaries that are or were due or payable (without regard to whether such Taxes have been assessed) have been paid in full or have been adequately provided for on its consolidated balance sheet and consolidated statement of earnings or income in accordance with IFRS (in the case of Itaú Chile), Colombian GAAP (in the case of Itaú Colombia and its Subsidiaries), or corresponding accounting principles (including those passed by the Chilean Superintendency of Banks) and standards pursuant to applicable Law and practice of its jurisdiction and no material deficiencies for any Taxes have been proposed, threatened, asserted or assessed in writing against or with respect to any Taxes due by or Tax Returns of it or its Subsidiaries.  No audit assessment, dispute or claim concerning any material Tax liability is being conducted, is pending or has been threatened in writing by any Governmental Authority.  There are no material Liens for Taxes upon the assets of it or its Subsidiaries, except for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with IFRS (in the case of Itaú Chile) or Colombian GAAP (in the case of Itaú Colombia and its Subsidiaries), or corresponding accounting principles (including those passed by the Chilean Superintendency of Banks) and standards pursuant to applicable Law and practice of its jurisdiction, have been established.  All material Liens for Taxes that are being contested in good faith by appropriate proceedings have been appropriately disclosed to Corp Group Parties. Neither it nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group (other than a group the common parent of which isItaú Chile (in the case of Itaú Chile) or Itaú Colombia (in the case of Itaú Colombia) filing a joint, combined, unitary or consolidated Tax Return or (ii) has any material liability for Taxes of any other Person arising from the application of any provision of federal state, local or foreign Law that imposes joint or several liability on members of a consolidated or affiliated group, or as a transferee or successor, by contract, or otherwise. Neither it nor any of its Subsidiaries is a party to a Tax sharing, indemnification or similar agreement or any agreement pursuant to which it or any of its Subsidiaries has any obligation to any Person (other than it or one of its Subsidiaries) with respect to Taxes.  All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to it and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Authority.  Neither it nor any of its Subsidiaries has requested or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment or collection of, any material Tax, which waiver or extension is still in effect.

(g) Certain Actions.  Neither it nor any of its Subsidiaries or any Affiliates thereof has taken or agreed to take any action, and it has no knowledge of any fact or circumstance, that is reasonably likely to materially impede or materially delay receipt of any Required Regulatory Consents.  To its knowledge, as of the date of this Agreement, there exists no fact, circumstance or reason that would cause any Required Regulatory Consents not to be received in a timely manner.

(h) Compliance with Permits, Laws and Orders.

(i) It and each of its Subsidiaries has in effect, and have at all times since January 1, 2011 (or, in the case of Itaú Colombia, since its incorporation) held in effect, all Permits and has made all filings, applications and registrations with Governmental Authorities that are required for it and each of its Subsidiaries to own, lease or operate its material assets and to carry on its business as now conducted (and has paid all fees and assessments due and payable in connection therewith), and no Default has occurred and is continuing under any Permit applicable to its business or employees conducting its business.

(ii) Neither it nor any of its Subsidiaries is or has been since January 1, 2011 in Default under any Laws or Orders applicable to it or any of its Subsidiaries, its or any of its Subsidiaries’ business or employees conducting its or any of its Subsidiaries’ business, including any applicable personal or financial data protection, bank secrecy, discriminatory lending, anti-money laundering and sanctions Laws and Environmental Laws.

(iii) Since January 1, 2011, neither it nor any of its Subsidiaries has received any notification or communication from any Governmental Authority (A) asserting that it or any of its Subsidiaries is in Default under any Permits, Laws or Orders, (B) threatening to revoke any Permits or (C) requiring it or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, written supervisory or other agreement, consent decree, directive, commitment or memorandum of understanding or (y) to adopt any policy, procedure or resolution of its Board of Directors or similar undertaking, which restricts the conduct of its business, or relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends or any other policy or procedure, and neither it nor any of its Subsidiaries has received any notice from a Governmental Authority that it is considering issuing or requiring any of the foregoing.

(iv) There (A) is no unresolved violation by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of it or any of its Subsidiaries and (B) have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to its or any of its Subsidiaries’ business, operations, policies or procedures since January 1, 2010.

(v) It and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, fiduciario, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and  applicable Law.  None of it or any of its Subsidiaries has committed any breach of trust or fiduciary duty with respect to any such fiduciary account.

(vi) None of it or its Subsidiaries has, directly or indirectly, (i) used any funds of it or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of it or any of its Subsidiaries, (iii) established or maintained any unlawful fund of monies or other assets of it or any of its Subsidiaries or (iv) made any unlawful bribe or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, in each case to obtain favorable treatment in securing business, to obtain special concessions for it or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for it or any of its Subsidiaries.

(vii) SARLAFT. Itaú Colombia and each of its Subsidiaries has established a comprehensive anti-money laundering program (Sistema de Administración del Riesgo de Lavado de Activos y Financiación del Terrorismo or “Sarlaft”) that complies with applicable Law.

(i) Labor Relations.  Neither it nor any of its Subsidiaries is the subject of any Litigation asserting that it or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it or any of its Subsidiaries to bargain with any labor union or labor organization as to wages or conditions of employment, nor is it or any of its Subsidiaries a party to or bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its knowledge, threatened, nor to its knowledge, is there any activity involving its or any of its Subsidiaries’ employees seeking to certify a labor union or labor organization or engaging in any other organization activity.  It and each of its Subsidiaries has complied in all respects with all applicable Laws relating to the employment of its employees, including applicable Laws relating to equal employment opportunity, nondiscrimination, immigration, wages, hours, fringe benefits, severance, interest on severance, legal service bonuses, and all other fringe benefits, all surcharges and benefits, work or leaves on Sundays and holidays, all extralegal bonuses of any type and nature, travel allowances, the impact of the travelling allowances in the salary, legal salary discounts, monthly legal direct pension payments, data privacy, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and plant closing and, to its knowledge, neither it nor its Subsidiaries is liable for the payment of any compensation, damages, taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing Laws.

(j) Compensation and Benefit Plans.

(i) Except for the Compensation and Benefit Plans listed in Section 3.2(j) of its Disclosure Letter, there are no other Compensation and Benefit Plans (funded or otherwise).

(ii) Each Compensation and Benefit Plan is maintained, operated and administered by it in accordance with applicable Laws and with the terms of such Compensation and Benefit Plan (including the making of any required contributions).  It is not in default under or in violation of any of its respective Compensation and Benefit Plans.

(iii) Except pursuant to a Compensation and Benefit Plan set forth in Section 3.2(j) of its Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions shall:  (i) entitle any of its or any of its Subsidiaries’ current or former employees to severance pay or benefits or any increase in severance pay or benefits under a Compensation and Benefit Plan upon any termination of employment or service, in each case, in excess of legally required severance payments or (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any Compensation and Benefit Plans to any of its or any of its Subsidiaries’ current or former employees.

(k) Material Contracts.

(i) Except for Contracts set forth in Section 3.2(k) of its Disclosure Letter, as of the date of this Agreement, neither it nor any of its Subsidiaries, nor any of their respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (A) any Contract relating to the borrowing of money by it or any of its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation (other than Contracts pertaining to fully-secured repurchase agreements, trade payables and Contracts relating to borrowings, deposit-takings or guarantees made in the ordinary course of business consistent with past practice), (B) any Contract containing a non-compete or client or customer non-solicit requirement or any other provisions that limit the ability of it or any of its Subsidiaries to compete in any line of business or with any Person, or that involve any restriction of the geographic area in which, or method by which, it or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority) or which requires referrals of business or requires it or any of its Affiliates to make available investment opportunities to any Person on a priority, equal or exclusive basis, (C) any Contract with respect to the employment of any directors, executive officers or employees, or with any consultants that are natural Persons involving the payment of U.S.$500,000 or more per annum, (D) any Contract which, upon the execution or delivery of this Agreement or consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (including severance payment) becoming due from it or any of its Subsidiaries, (E) any Contract that could reasonably be expected to prohibit, delay or materially impair the consummation of any of the Transactions, (F) any Contract (or group of Contracts with the same party (or its Affiliates) involving similar transactions) that involves expenditures or receipts by it or any of its Subsidiaries in excess of U.S.$5,000,000 per year not entered into in the ordinary course of business consistent with past practice, (G) any Contract with an Affiliate, (H) any Contract that grants any right of first refusal, right of first offer or similar right with respect to the sale or other transfer of any material assets, rights or properties of it or its Subsidiaries or (I) any Contract with any Governmental Authority (other than routine or customary Contracts with any self-regulatory body).  With respect to each of its Contracts required to be disclosed in its Disclosure Letter pursuant to this Section 3.2(k)(i): (w) each such Contract is in full force and effect; (x) neither it nor any of its Subsidiaries is in Default thereunder; (y) neither it nor any of its Subsidiaries has repudiated or waived any material provision of any such Contract; and (z) no other party to any such Contract is, to its knowledge, in Default thereunder in any material respect.

(ii) All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for its own account or for the account of one or more of its Subsidiaries or their respective customers, were entered into (A) in accordance with prudent business practices and all applicable Laws and (B) with counterparties believed to be financially responsible, and each of them is enforceable against it or its Subsidiaries and, to its knowledge, the applicable counterparties thereto, in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and is in full force and effect. Neither it nor any of its Subsidiaries, nor to its knowledge, any other party thereto, is in Default of any of its obligations under any such agreement or arrangement.

(iii) Itaú Parent or one of its Subsidiaries currently owns a majority of the outstanding capital stock of MCC and is a party to the MCC Contract pursuant to which it has the unconditional right, subject to receipt of any necessary approvals of any Regulatory Authoritiesccccf required pursuant to Law, to acquire the remaining outstanding capital stock of MCC on specified dates that would result in it owning 100% of the outstanding capital stock of MCC by August 31, 2016.

(l) Legal Proceedings.  There is no Litigation pending or, to its knowledge, threatened against it or any of its Subsidiaries, or against any asset, interest or right of any of them, and there are no Orders of any Governmental Authority or arbitrators outstanding, or, to its knowledge, threatened, against it or any of its Subsidiaries.

(m) Reports.  Since January 1, 2011, or the date of organization if later, it and each of its Subsidiaries has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Authority, including the Chilean Superintendency of Banks, the Superintendency of Securities and Insurance, the Chilean Central Bank and the Unidad de Análisis Financiero (in the case of Itaú Chile) and SFC, Colombian Central Bank, the Unidad de Información y Análisis Financiero, and the SEC (in the case of Itaú Colombia), and it and each of its Subsidiaries have paid all fees and assessments due and payable in connection therewith.

(n) Investment Securities and Commodities.

(i) Each of it and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of it or its Subsidiaries.

(ii) It and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that it believes are prudent and reasonable in the context of such businesses.

(o) Intellectual Property.

(i) It and its Subsidiaries own, are licensed or otherwise have the right to use all Intellectual Property that is used by it and its Subsidiaries in their respective businesses as currently conducted, free and clear of all Liens.

(ii) To its knowledge, it and its Subsidiaries have not infringed, misappropriated or otherwise violated the Intellectual Property rights of any third Person since January 1, 2011, and the use of any third Person Intellectual Property is in accordance with any applicable Contract pursuant to which it or its Subsidiaries acquired the right to use such Intellectual Property.  There is no claim pending or, to its knowledge, threatened against it or any of its Subsidiaries concerning the ownership, validity, registrability, enforceability, infringement, use or licensed right to use any Intellectual Property owned by it or its Subsidiaries.

(iii) To its knowledge, no third Person has infringed, misappropriated or otherwise violated it or its Subsidiaries’ Intellectual Property rights.  There are no claims pending or threatened by it or its Subsidiaries that (A) a third Person infringed or otherwise violated any of their Intellectual Property rights or (B) a third Person’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(iv) It and its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets that are owned by them.

(v) Except as set forth in Section 3.2(o)(v) of its Disclosure Letter, it and its Subsidiaries have and will have until the date required pursuant to applicable Law (and in any case at least until the Chilean Effective Time), all Intellectual Property rights required for the rightful use of all trademarks and names currently used in carrying out their businesses.

(vi) Itaú Chile owns all right, title and interest, free and clear of any Liens, in and to the trademarks (including the “Itaú” name) set forth in Section 3.2(o)(vi) of its Disclosure Letter.

(p) Extensions of Credit.

(i) Each loan, revolving credit facility, account and note receivable, borrowing arrangement (including leases, guarantees and interest-bearing assets), letter of credit or other extension of credit or commitment to extend credit (each a “Itaú Chile Extension of Credit”) made or entered into by it or any of its Subsidiaries (i) is evidenced in all material respects by such documentation as is customary for the industry in which it and its Subsidiaries operate, (ii) to the extent carried on the books and records of it and its Subsidiaries as secured, has been secured by valid Liens and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii) Each outstanding Itaú Chile Extension of Credit has been solicited and originated and is administered and the relevant files are being maintained, in all material respects, in accordance with the relevant loan documents, its underwriting standards and applicable Law.

(iii) All data processing systems used by it and/or any of its Subsidiaries with respect to any Itaú Chile Extension of Credit are sufficient to provide reasonable assurances that information pertaining to the Itaú Chile Extension of Credit is recorded accurately.  All data processing systems comply in all material respects with all applicable Laws, rules, regulations, orders and judgments governing Itaú Chile Extension of Credit origination and servicing and the storage, disclosure, revelation to Governmental Authorities and disposal of information pertaining to obligors and any other individuals.

(iv) For the avoidance of doubt, and notwithstanding the foregoing or any other provision of this Agreement, no representation or warranty is being made as to whether such Itaú Chile Extensions of Credit are ultimately collectible.

(q) Certain Loan Matters.

(i) Section 3.2(q) of its Disclosure Letter sets forth a list of all Itaú Chile Extensions of Credit by it or any of its Subsidiaries to any of its directors, executive officers, principal shareholders and their related persons (personas relacionadas) (as such terms are defined in the Chilean Companies Law and Chilean Securities Law, as the case may be).

(ii) There are no Itaú Chile Extensions of Credit to any of its employees, officers, directors or other of its Affiliates made in breach of the Chilean Banking Law or on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement.

(r) Properties. It or one of its Subsidiaries (i) has good and marketable title to all the properties and assets reflected in its latest audited balance sheet included in the Financial Statements as being owned by it or one of its Subsidiaries or acquired after the date thereof  (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all Liens (except for Permitted Liens) and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms or been legally terminated by it or one of its Subsidiaries since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without Default thereunder by the lessee or, to its knowledge, the lessor. There are no pending or, to its knowledge, threatened condemnation proceedings against such owned properties and leasehold estates.

(s) Brokers and Finders.  Neither it nor any of its Subsidiaries nor any of their respective officers, directors, employees or Affiliates has employed any broker, finder or financial advisor or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the Transactions.

(t) Insurance.  It and its Subsidiaries are insured against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices.  All such policies are in full force and effect; none of it or any of its Subsidiaries are in material default thereunder; and all claims thereunder have been filed, and all premiums due thereunder have been paid, in due and timely fashion.

(u) Related Party Transactions.  Except as set forth in Section 3.2(u) of its Disclosure Letter, there are no existing  transactions or series of related transactions, or Contracts between it or any of its Subsidiaries, on the one hand, and any of its or its Subsidiaries’ current directors or officers (or other Persons who in the 18-month period prior to the date of this Agreement were directors) or officers, any Person who beneficially owns, directly or indirectly, 5% or more of its Outstanding shares of common stock or any Affiliate (other than it and its Subsidiaries) of such director, officer or Person, on the other hand, except those of a type available to its employees generally.

3.3 Representations and Warranties of Corp Group Parent.  Subject to and giving effect to Sections 3.5 and 7.4 and except as set forth in its Disclosure Letter, Corp Group Parent hereby represents and warrants to the Itaú Parties that:

(a) Authority.  It has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement, the Shareholders Agreement, the Registration Rights Agreement and the Corp Group Pledge Agreement to which it is a party and to consummate the transactions contemplated thereby and the Transactions.  The execution, delivery and performance of this Agreement, the Shareholders Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated thereby and the Transactions by it have been duly and validly authorized by all necessary corporate action.  Corp Group Banking has the corporate power and authority necessary to execute, deliver and perform its obligations under the Corp Group Pledge Agreement to which it is a party and to consummate the transactions contemplated thereby.  The execution, delivery and performance by Corp Group Banking of the Corp Group Pledge Agreement to which it is a party and the consummation of the transactions contemplated thereby by it have been duly and validly authorized by all necessary corporate action. Assuming due authorization, execution, and delivery of this Agreement by CorpBanca and the other Parties, this Agreement represents a legal, valid, and binding obligation of it, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Consents.  No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be made by it for or in connection with its execution and delivery of this Agreement or the consummation by it of the Transactions.

(c) Noncontravention.  The execution and delivery by it of this Agreement do not, and the consummation by it of the Transactions will not, contravene or violate (i) any provision of its Organizational Documents, (ii) any applicable Law to which it is subject or (iii) subject to receipt of the Consents set forth in Section 3.3(c) of its Disclosure Letter, any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or indebtedness under, any Contract to which it is a party.

(d) Ownership of Stock.  It is the registered owner of, and has good and valid title to, the CorpBanca Common Stock and CorpBanca Colombia Common Stock as set forth in Section 3.3(d) of its Disclosure Letter, free and clear of all Liens other than restrictions contained in the Organizational Documents of CorpBanca and CorpBanca Colombia.

3.4 Representations and Warranties of Itaú Parent.  Subject to and giving effect to Sections 3.5 and 7.4 and except as set forth in its Disclosure Letter, Itaú Parent hereby represents and warrants to the Corp Group Parties that:

(a) Authority.  It has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and the Shareholders Agreement and to consummate the transactions contemplated thereby and the Transactions.  The execution, delivery and performance of this Agreement and the Shareholders Agreement and the consummation of the transactions contemplated thereby and the Transactions by it have been duly and validly authorized by all necessary corporate action.  Assuming due authorization, execution, and delivery of this Agreement by Itaú Chile and the other Parties, this Agreement represents a legal, valid, and binding obligation of it, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Consents.  Other than as set forth in Section 3.4(b) of its Disclosure Letter (collectively, the “Itaú Parent Regulatory Consents”),  no consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required to be made by it for or in connection with its execution and delivery of this Agreement or the consummation by it of the Transactions.

(c) Noncontravention.  The execution and delivery by it of this Agreement do not, and the consummation by it of the Transactions will not, contravene or violate (i) any provision of its Organizational Documents, (ii) any applicable Law to which it is subject or (iii) any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or indebtedness under, any Contract to which it is a party.

(d) Ownership of Stock.  It or one or more of its wholly-owned Subsidiaries is the registered owner of, and has good and valid title to, all of the Itaú Chile Common Stock and Itaú Colombia Common Stock, in each case free and clear of all Liens other than restrictions contained in the Organizational Documents of Itaú Chile and Itaú Colombia, respectively.

3.5 Standards.

(a) No representation or warranty of any Party hereto contained in Sections 3.1, 3.2, 3.3 or 3.4 shall be deemed untrue or incorrect, and no Party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Section 3.1, in the case of CorpBanca and CorpBanca Colombia, Section 3.2, in the case of Itaú Chile and Itaú Colombia, Section 3.3, in the case of Corp Group Parent, and Section 3.4, in the case of Itaú Parent, has had or is reasonably likely to have a Material Adverse Effect on such Party, other than the representations and warranties in:

(i) Section 3.1(a)(i) and the first three sentences of 3.1(a)(ii) (in each case only with respect to CorpBanca and CorpBanca Colombia and not with respect to any of their Subsidiaries), 3.1(b)(i), 3.1(b)(ii)(A),  3.1(c)(ii), and 3.1(o)(vi) (only with respect to the “CorpBanca” name), which shall be true and correct in all material respects with respect to CorpBanca and CorpBanca Colombia;

(ii) Section 3.1(t), which shall be true and correct in all material respects;

(iii)	Section 3.1(c)(i) which shall be true and correct except to a de minimis extent (relative to Section 3.1(c)(i) taken as a whole) with respect to CorpBanca and CorpBanca Colombia;

(iv) Section 3.1(e)(ii), and 3.1(s) which shall be true and correct in all respects with respect to CorpBanca, CorpBanca Colombia and their respective Subsidiaries taken as a whole;

(v) Section 3.2(a)(i) and the first three sentences of 3.2(a)(ii) (in each case only with respect to Itaú Chile and Itaú Colombia and not with respect to any of their Subsidiaries), 3.2(b)(i), 3.2(b)(ii)(A), 3.2(c)(ii), and 3.2(o)(vi) (only with respect to the “Itau” name), which shall be true and correct in all material respects with respect to Itaú Chile and Itaú Colombia;

(vi) Section 3.2(c)(i) which shall be true and correct except to a de minimis extent (relative to Section 3.2(c)(i) taken as a whole) with respect to Itaú Chile and Itaú Colombia;

(vii) Section 3.2(e)(ii), and 3.2(s) which shall be true and correct in all respects with respect to Itaú Chile, Itaú Colombia and their respective Subsidiaries taken as a whole;

(viii) Section 3.3(d) which shall be true and correct except to a de minimis extent (relative to Section 3.3(d) taken as a whole) with respect to Corp Group Parent; and

(ix) Section 3.4(d) except to a de minimis extent (relative to Section 3.4(d) taken as a whole) with respect to Itaú Parent).

(b) The term “Material Adverse Effect,” as used with respect to a Party, means any effect, circumstance, occurrence or change which (i) is materially adverse to the business, financial condition, operations or results of operations of (x) CorpBanca, CorpBanca Colombia and their respective Subsidiaries, taken as a whole, in the case of each of the Corp Group Parties or (y) Itaú Chile, Itaú Colombia and their respective Subsidiaries, taken as a whole, in the case of each of the Itaú Parties; or (ii) materially impairs the ability of such Party to consummate the Transactions on a timely basis; provided that in determining whether a Material Adverse Effect has occurred with respect to such Party under clause (i), there shall be excluded (with respect to each of clause (A), (B), (C) and (D) below, only to the extent that the adverse effect of a change on it is not materially disproportionate compared to the effect on other companies of a similar size operating in the banking industry in the jurisdictions in which the Party operates) any effect, circumstance, occurrence or change to the extent attributable to or resulting from (A) any changes in Laws, regulations or interpretations of Laws or regulations generally affecting the financial services industries in which the Parties operate, (B) any change in IFRS or regulatory accounting requirements generally affecting the financial services industries in which the Parties operate, (C) events, conditions or trends in economic, business or financial conditions generally affecting the financial services industries in which the Parties operate, including changes in prevailing interest rates, currency exchange rates and trading volumes in Chile, Colombia or foreign securities markets, (D) changes in national or international political or social conditions including the engagement by Chile, Brazil, Colombia or Panama in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within Chile, Brazil, Colombia or Panama, or any of their respective territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of Chile, Brazil, Colombia or Panama, (E) the effects of the actions expressly required by this Agreement and (F) the announcement of this Agreement and the Transactions; and provided further that in no event shall a change in the trading prices of a Party’s common stock by itself (but for the avoidance of doubt not the underlying causes thereof to the extent such causes are not otherwise excluded pursuant to (A) – (E) above) constitute a Material Adverse Effect.

ARTICLE 4

COVENANTS AND ADDITIONAL AGREEMENTS

4.1 Conduct of Business Prior to Chilean Effective Time.  During the period from the date of this Agreement through (i) the Chilean Effective Time and (ii) only with respect to Itaú Colombia, through the Colombian Acquisition Closing or the Colombian Effective Time, as the case may be, except as set forth in Section 4.1 or Section 4.2 of its Disclosure Letter, except as expressly contemplated or permitted by this Agreement and except as Consented to in writing by the other Bank Parties (which Consent shall not be unreasonably withheld or delayed), each of the Parties shall, and shall cause each of their respective Subsidiaries (including the Bank Parties, as applicable) to, (a) conduct its business in the ordinary course consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, assets, employees and relationships with customers, suppliers, employees and business associates and (c) take no action that would reasonably be expected to adversely affect or delay the ability of any Party to obtain any Required Regulatory Consents, to perform its covenants and agreements under this Agreement or to consummate the Transactions on a timely basis.

4.2 Forbearances.  (i) During the period from the date of this Agreement through the Chilean Effective Time, except as set forth in Section 4.2(i) of its Disclosure Letter, except as expressly contemplated or permitted by this Agreement or as otherwise provided in this Section 4.2, none of the Bank Parties shall, and none of the Bank Parties shall permit any of its Subsidiaries to, without the prior written Consent of the other Bank Parties (which Consent shall not be unreasonably withheld or delayed):

(a) amend its Organizational Documents or enter into a plan of consolidation, merger, share exchange, reorganization or similar business combination (other than with respect to consolidations, mergers, share exchanges, reorganizations or similar business combinations solely among its wholly-owned Subsidiaries) or a letter of intent or agreement in principle with respect thereto;

(b) except as provided in Section 4.3 (i) adjust, split, combine or reclassify any capital stock or authorize the issuance of any securities in respect of, in lieu of or in substitution for, shares of its capital stock, (ii) set a record date or payment date for, make, declare or pay any dividend (other than dividends paid in the ordinary course of business by any of its direct or indirect wholly-owned Subsidiaries to it or any of its other direct or indirect wholly-owned Subsidiaries) or dividends expressly permitted pursuant to Section 4.3), or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for any shares of its capital stock, (iii) grant or issue any Rights, (iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock, (v) make any change in any instrument or Contract governing the terms of any of its securities (other than for the purposes of effecting the Transactions) or (v) enter into any Contract with respect to the sale or voting of its capital stock;

(c) other than in the ordinary course of business consistent with past practice or pursuant to Contracts in force at the date of this Agreement, and other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets) any other Person other than its wholly-owned Subsidiaries as of the date of this Agreement;

(d) (i) enter into any new line of business which is not within the Banking Business, (ii) change its lending, investment, underwriting, securitization, servicing, risk and asset liability management and other banking and operating, policies that are material to it and its Subsidiaries, taken as a whole, except as required by applicable Law or any regulations or policies imposed on it by any Governmental Authority or (iii) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility, other than branches in the jurisdiction of incorporation of each Bank Party in the ordinary course of business and consistent with past practice;

(e) sell, transfer, mortgage, encumber or otherwise dispose of any part of its business or any of its properties or assets to any Person other than a wholly-owned Subsidiary or cancel, release or assign any indebtedness of any Person to any Person other than a wholly-owned Subsidiary or any claims against any Person to any Person other than a wholly-owned Subsidiary, except in the ordinary course of business consistent with past practice or pursuant to Contracts in force as of the date of this Agreement and disclosed in Section 4.2(i)(e) of its Disclosure Letter;

(f) other than in the ordinary course of business consistent with past practice: incur any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness) other than indebtedness of it or any of its wholly-owned Subsidiaries to it or any of its wholly-owned subsidiaries; assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person which is not one of its wholly-owned subsidiaries; or make any loan or advance to any Person which is not one of its wholly-owned subsidiaries;

(g) restructure or make any material change to its investment securities portfolio, its derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(h) other than in the ordinary course of business, terminate, amend, waive or knowingly fail to use reasonable best efforts to enforce, any material provision of any material Contract, other than normal renewals of Contracts without materially adverse changes, additions or deletions of terms; or enter into any Contract that would be required to be disclosed under Section 3.1(k)(B), (D), (E), (G) or (H), or Section 3.2(k)(B), (D), (E), (G) or (H), as the case may be, if it were in effect on the date hereof;

(i) other than as required by Compensation and Benefit Plans and Contracts as in effect at the date of this Agreement or applicable Law, (i) increase by more than 20% the aggregate compensation or benefits of any of its current or former officers, directors, employees with annual base compensation in excess of U.S.$350,000 or consultants (for avoidance of doubt, all references to “directors” in this Section 4.2(i)(i) refer to members of its Board of Directors) other than in the ordinary course of business consistent with past practice, (ii) become a party to, adopt, terminate, materially amend or commit itself to any Compensation and Benefit Plan or Contract (or any individual Contracts evidencing grants or awards thereunder) or employment, severance, change in control, retention, bonus guarantee, collective bargaining or similar agreement or arrangement with or for the benefit of any current or former officer, director, employee with annual base compensation in excess of $350,000 or consultant or (iii) pay or award, or commit to pay or award, any bonuses (other than bonuses in respect of which a provision has been made and contemplated in any of the Bank Parties’ yearly or quarterly financial statements prior to the date hereof) or incentive compensation or (iv) grant or accelerate the vesting of any equity-based awards.

(j) settle any Litigation, except for any Litigation involving solely money damages in an amount not greater than $1,000,000 individually, and that does not involve or create an adverse precedent for Litigation that is reasonably likely to be material to it and its Subsidiaries taken as a whole; or agree or consent to the issuance of any Order restricting, or otherwise affecting in any material respect, its business or operations;

(k) implement or adopt any change in its financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by IFRS or Colombian GAAP, as applicable, regulatory accounting guidelines (including those passed by the Chilean Superintendency of Banks) or applicable Law, and as concurred to by its independent auditors;

(l) file or amend any material Tax Return except in the ordinary course of business; settle or compromise any material Tax Liability in an amount greater than $2,000,000; make, change or revoke any material Tax election except to the extent consistent with past practice or as required by Law; agree to any extension or waiver of the statute of limitations with respect to assessment or determination of material Taxes, surrender any right to claim a material Tax refund; or change any material method of Tax accounting;

(m) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Transactions, including the Chilean Merger and the Colombian Merger, set forth in Article 5 not being satisfied on a timely basis except, in each case, as may be required by applicable Law;

(n) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization; or

(o) agree to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited to it by this Section 4.2(i).

(ii) During the period from the date of this Agreement through the Colombian Acquisition Closing or the Colombian Effective Time, as the case may be, except as set forth in Section 4.2(ii) of its Disclosure Letter, except as expressly contemplated or permitted by this Agreement or as otherwise provided in this Section 4.2(ii), Itaú Colombia shall not, and shall not permit any of its Subsidiaries, and Itaú Parent shall not permit Itaú Colombia or any of the Subsidiaries of Itaú Colombia to, without the prior written Consent of the Corp Group Parties (which Consent shall not be unreasonably withheld or delayed), take any of the actions that would require the consent of Corp Group Parent under Section 2.8 of the Shareholders Agreement.

(iii) Corp Group Parent and Itaú Parent agree that, for the purposes of this Section 4.2, any Subsidiary of any of the Bank Parties in which capital any of the Bank Parties or Bank Parties’ Affiliates or their officers or directors has a participation not lower than 95% shall be considered a wholly owned Subsidiary of such Bank Party.

4.3 Dividends.  Each Party agrees that, from and after the date of this Agreement until the Chilean Effective Time:

(a) CorpBanca may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay annual dividends on Outstanding shares of CorpBanca Common Stock at a rate not to exceed 57% of the distributable earnings for the year ended December 31, 2013 and if Closing has not occurred, 50% of the distributable earnings for the year ended December 31, 2014, with usual record and payment dates for such dividends in accordance with past practice.

(b) Helm Bank (prior to the CorpBanca Colombia-Helm Merger) and CorpBanca Colombia (after the CorpBanca Colombia-Helm Merger)  may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay annual dividends on Outstanding shares of Helm Bank common stock and preferred stock or CorpBanca Colombia common stock and  preferred stock, as applicable, at a rate not to exceed COP$9.40 (Colombian Pesos) per share per annum, with usual record and payment dates for such dividends in accordance with past practice.

(c) Itaú Chile shall not declare and pay any dividends on Outstanding shares of Itaú Chile Common Stock for the year ended December 31, 2013. Itaú Chile may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay annual dividends on Outstanding shares of Itaú Chile Common Stock if Closing has not occurred, at a rate not to exceed 50% of the distributable earnings for the year ended December 31, 2014, with record and payment dates for such dividends determined by Itaú Chile in accordance with Law (after coordination with CorpBanca so that both CorpBanca and Itaú Chile pay dividends on similar dates).

(d) Itaú Colombia shall not declare and pay annual dividends on Outstanding shares of Itaú Colombia Common Stock.

4.4 Shareholders’ Approvals.

(a) CorpBanca shall (i) duly call a meeting of its shareholders (the “CorpBanca Shareholders’ Meeting”) to be held as soon as reasonably practicable after receipt of the Required Regulatory Consents and the other consents required pursuant to Section 5.1(d) for the purpose of obtaining the CorpBanca Shareholder Approval and (ii) use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable; provided that the Parties agree to discuss in good faith following the date hereof with respect to whether to hold the CorpBanca Shareholders’ Meeting prior to the receipt of such consents.  Except with the prior approval of Itaú Chile, no other matters shall be submitted for the approval of CorpBanca shareholders at the CorpBanca Shareholders’ Meeting.  The Board of Directors of CorpBanca shall use its reasonable best efforts to obtain the CorpBanca Shareholder Approval.  Nothing contained in this Agreement shall be deemed to relieve CorpBanca of its obligation to submit this Agreement to its shareholders for a vote on the adoption hereof.

(b) CorpBanca shall adjourn or postpone the CorpBanca Shareholders’ Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of CorpBanca Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Notwithstanding the foregoing, if CorpBanca shall have failed to obtain the CorpBanca Shareholder Approval at the duly called CorpBanca Shareholders’ Meeting, or any adjournment or postponement thereof, or any additional meeting of CorpBanca shareholders called pursuant to clause (ii) of this Section 4.4(b)), each of the Parties shall in good faith use its reasonable best efforts to (i) negotiate a restructuring of the transactions provided for herein (it being understood that no Party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to CorpBanca Common Stock Holders as provided for in this Agreement, in a manner adverse to such Party or its Affiliates) and/or (ii) resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 4.4(b)) to the CorpBanca Common Stock Holders for approval. Notwithstanding the foregoing, the CorpBanca Shareholders’ Meeting need not be called or held during the pendency of any breach of this Agreement by an Itaú Party or other circumstances (not caused by Corp Group Parties) that, if uncured on the Closing Date, would result in any of the closing conditions contained in Section 5.1 (other than 5.1(a)) or 5.2 (other than 5.2(c)) not being satisfied; provided that CorpBanca shall have notified the applicable Itaú Party in writing of such breach and its determination not to call or hold the CorpBanca Shareholder’s Meeting pending such breach being cured.

(c) Itaú Chile shall (i) duly call a meeting of its shareholders (the “Itaú Chile Shareholders’ Meeting”) to be held as soon as reasonably practicable after receipt of the Required Regulatory Consents and as provided in the Chilean Merger Steps for the purpose of obtaining the Itaú Chile Shareholder Approval and (ii) cause such meeting to occur as soon as reasonably practicable; provided that the Parties agree to discuss in good faith following the date hereof with respect to whether to hold the Itaú Chile Shareholders’ Meeting prior to the receipt of such consents.  Except with the prior approval of CorpBanca, no other matters shall be submitted for the approval of Itaú Chile shareholders at the Itaú Bank Chile Shareholders’ Meeting.  The Board of Directors of Itaú Chile shall use its reasonable best efforts to obtain the Itaú Chile Shareholder Approval.  Nothing in this Agreement shall be deemed to relieve Itaú Chile of its obligation to submit this Agreement to its shareholders for a vote on the adoption hereof.

(d) If the Consent and Agreement is executed pursuant to Section 1.6(i), after the approval or denial of the CorpBanca Colombia-Helm Merger by the SFC, but in any case as soon as reasonably practicable as provided in the Colombian Merger Steps, CorpBanca Colombia shall duly call a meeting of its shareholders (the “CorpBanca Colombia Shareholders’ Meeting”) to be held as soon as reasonably practicable as provided in the Colombian Merger Steps for the purpose of obtaining the CorpBanca Colombia Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable; provided that the Parties agree to discuss in good faith following the date hereof with respect to whether to hold the CorpBanca Colombia Shareholders’ Meeting prior to the receipt of such consents.  Except with the prior approval of Itaú Colombia, no other matters shall be submitted for the approval of CorpBanca Colombia shareholders at the CorpBanca Colombia Shareholders’ Meeting.  If the Consent and Agreement is executed pursuant to Section 1.6(i), the Board of Directors of CorpBanca Colombia shall use its reasonable best efforts to obtain the CorpBanca Colombia Shareholder Approval, and nothing contained in this Agreement shall be deemed to relieve CorpBanca Colombia of its obligation to submit this Agreement to its shareholders for a vote on the adoption hereof.

(e) CorpBanca Colombia shall adjourn or postpone the CorpBanca Colombia  Shareholders’ Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of CorpBanca Colombia Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Notwithstanding the foregoing, if CorpBanca Colombia shall have failed to obtain the CorpBanca Colombia Shareholder Approval at the duly called CorpBanca Colombia Shareholders’ Meeting, or any adjournment or postponement thereof, or any additional meeting of CorpBanca Colombia shareholders called pursuant to clause (ii) of this Section 4.4(e)), each of the Parties shall in good faith use its reasonable best efforts to (i) negotiate a restructuring of the transactions provided for herein (it being understood that no Party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of CorpBanca Colombia Common Stock as provided for in this Agreement, in a manner adverse to such Party or its Affiliates) and/or (ii) resubmit the transactions contemplated hereby (or as restructured pursuant to this Section 4.4(e)) to the holders of CorpBanca Colombia Common Stock (and the holders of preferred stock of CorpBanca Colombia, if any) for approval.

(f) If the Consent and Agreement is executed pursuant to Section 1.6(i), after approval or denial of the CorpBanca Colombia-Helm Merger by the SFC, but in any case as soon as reasonably practicable as provided in the Colombian Transaction Steps, Itaú Colombia shall duly call a meeting of its shareholders (the “Itaú Colombia Shareholders’ Meeting”) to be held as soon as reasonably practicable as provided in the Colombian Transaction Steps for the purpose of obtaining the Itaú Colombia Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable; provided that the Parties agree to discuss in good faith following the date hereof with respect to whether to hold the Itaú Colombia Shareholders’ Meeting prior to the receipt of such consents.  Except with the prior approval of CorpBanca Colombia, no other matters shall be submitted for the approval of Itaú Colombia shareholders at the Itaú Colombia Shareholders’ Meeting.  If the Consent and Agreement is executed pursuant to Section 1.6(i), the Board of Directors of Itaú Colombia shall use its reasonable best efforts to obtain the Itaú Colombia Shareholder Approval, and nothing in this Agreement shall be deemed to relieve Itaú Colombia of its obligation to submit this Agreement to its shareholders for a vote on the adoption hereof.  Notwithstanding anything to the contrary herein, in lieu of convening the Itaú Colombia Shareholders’ Meeting, Itaú Colombia may, to the extent permitted by applicable Law and its Organizational Documents, deliver a written consent of its sole shareholder setting forth the Itaú Colombia Shareholder Approval.

(g) At any CorpBanca Shareholders’ Meeting or any CorpBanca Colombia Shareholders’ Meeting, or in connection with any written consent of the CorpBanca Common Stock Holders or the holders of CorpBanca Colombia Common Stock, Corp Group Parent will vote its shares of CorpBanca Common Stock and CorpBanca Colombia Common Stock, and Corp Group Parent will cause CorpBanca Colombia to vote its shares of CorpBanca Colombia Common Stock, and CorpBanca will vote its shares of CorpBanca Colombia Common Stock, in each case (i) in favor of the Transactions, as applicable, and any proposal to adjourn or postpone the CorpBanca Shareholders’ Meeting or the CorpBanca Colombia Shareholders’ Meeting to a later date if there are not sufficient votes to obtain the CorpBanca Shareholder Approval or the CorpBanca Colombia Shareholder Approval, as applicable, and (ii) against any Contract, transaction or proposal that relates to an Acquisition Proposal. Each of Corp Group Parent and CorpBanca agrees that it will not (A) sell, short sell, transfer, assign, tender or otherwise dispose of any of its shares of CorpBanca Common Stock or CorpBanca Colombia Common Stock, as applicable, (a “Transfer”) in a manner that would result in Corp Group Parent or CorpBanca, as applicable, not having the full and exclusive ability to vote such shares, (B) take any action that would result in Corp Group Parent or CorpBanca, as applicable, not having full and exclusive power to vote the shares (whether through delivery of a proxy to a third Person, entry into a voting agreement, depositing such shares into a voting trust or otherwise) or (C) enter into any Contract with respect to any such action or Transfer; provided that the foregoing limitations will not apply to the incurrence of any Lien not prohibited to be incurred under the Shareholders’ Agreement.

(h) At any Itaú Chile Shareholders’ Meeting or any Itaú Colombia Shareholders’ Meeting, or in connection with any written consent of the holders of Itaú Chile Common Stock or Itaú Colombia Common Stock Holders, Itaú Parent shall cause its applicable Affiliates to vote their shares of Itaú Chile Common Stock and Itaú Colombia Common Stock (i) in favor of the Transactions, as applicable, and any proposal to adjourn or postpone the Itaú Chile Shareholders’ Meeting or the Itaú Colombia Shareholders’ Meeting to a later date if there are not sufficient votes to obtain the Itaú Chile Shareholder Approval or the Itaú Colombia Shareholder Approval, as applicable, and (ii) against any Contract, transaction or proposal that relates to an Acquisition Proposal.  Each of Itaú Parent and Itaú Chile agrees that it will not (A) Transfer any of its shares of Itaú Chile Common Stock or Itaú Colombia Common Stock, as applicable, in a manner that would result in Itaú Chile and its Affiliates not having the full and exclusive ability to vote such shares, or (B) take any action that would result in Itaú Chile and its Affiliates not having full and exclusive power to vote the shares (whether through delivery of a proxy to a third Person, entry into a voting agreement, depositing such shares into a voting trust or otherwise) or (C) enter into any Contract with respect to any such action or Transfer; provided that the foregoing limitations will not apply to the incurrence of any Lien not prohibited to be incurred under the Shareholders’ Agreement.

4.5 Filings with Governmental Authorities.

(a) Each of CorpBanca and, if applicable pursuant to Section 1.6(i), CorpBanca Colombia shall, as promptly as reasonably practicable after the date hereof, (i) prepare and, if required by applicable Law, file with the applicable Governmental Authority all required materials relating to the CorpBanca Shareholders’ Meeting and the CorpBanca Shareholder Approval and the CorpBanca Colombia Shareholders’ Meeting and the CorpBanca Colombia Shareholder Approval, respectively (each, “Shareholder Meeting Materials”); (ii) use its reasonable best efforts to respond to any comments received from any Governmental Authority with respect to any Shareholder Meeting Materials (and provide copies of any such comments to Itaú Parent promptly upon receipt); (iii) use its reasonable best efforts to have its Shareholder Meeting Materials cleared by the applicable Governmental Authority, to the extent required by applicable Law; (iv) mail to its shareholders its Shareholder Meeting Materials and all other customary proxy or other materials for shareholder meetings; and (v) to the extent required by applicable Law, prepare, file and distribute to its shareholders any supplement or amendment to any Shareholder Meeting Materials if any event shall occur which requires such action at any time prior to CorpBanca Shareholders’ Meeting and the CorpBanca Colombia Shareholders’ Meeting, respectively; provided that CorpBanca Colombia will not be required to file with the SFC the request for approval of the Colombian Merger before the CorpBanca Colombia-Helm Merger is either approved or denied by the SFC.  The Parties shall cooperate in connection with the preparation and filing of the Shareholder Meeting Materials, and CorpBanca and CorpBanca Colombia shall provide Itaú Parent a reasonable opportunity to review and comment upon the Shareholder Meeting Materials, or any amendments or supplements thereto, or any comments from a Governmental Authority received with respect thereto, prior to filing with a Governmental Authority or mailing to shareholders of the same.

4.6 Applications and Consents; Governmental Filings.

(a) The Parties shall cooperate and use their reasonable best efforts in seeking all Required Regulatory Consents and other material third-party Consents necessary to consummate the Transactions as promptly as practicable; provided that the request for approval of the Colombian Merger by the SFC, if applicable pursuant to Section 1.6(i), shall not be filed before the approval of the CorpBanca Colombia-Helm Merger by the SFC is obtained.

(b) Without limiting the foregoing, the Parties shall cooperate with each other and use their reasonable best efforts to prepare as promptly as practicable all documentation and to effect all filings with respect to, and to obtain, all Required Regulatory Consents.

(c) Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, including using its reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the Transactions on a timely basis, to cause to be satisfied the conditions in Article 5, and to permit consummation of the Transactions as promptly as practicable, and each will reasonably cooperate with the other Party to that end and furnish information and assistance to the other Party as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of the other Party to any third party and/or Governmental Authority; provided that nothing contained herein shall preclude any Party from exercising its rights under this Agreement; provided further that notwithstanding the foregoing, nothing contained herein shall be deemed to require any Party to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any Consents of Governmental Authorities that would reasonably be expected to have a Material Adverse Effect on either CorpBanca and its Subsidiaries, taken as a whole, or Itaú Chile, Itaú Colombia their Subsidiaries, taken as a whole (a “Materially Burdensome Regulatory Condition”).

(d) Each Party will promptly furnish to the other Party copies of non-confidential portions of applications filed with all Governmental Authorities and copies of non-confidential portions of written communications received by such Party from any Governmental Authorities with respect to the Transactions. Each Party agrees that it will consult with the other Party with respect to the obtaining of all Required Regulatory Consents and other material Consents necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the other Party apprised of the status of material matters relating to completion of the Transactions and will use reasonable efforts to give the other Party reasonable notice thereof and the opportunity to attend and observe in any meetings or discussions with Governmental Authorities in connection with the Transactions, to the extent not prohibited by such Governmental Authorities. Each Party will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to all information relating to the other Party, and any of their respective Subsidiaries, which appears in any filing made with, or with respect to all written materials submitted to, any Governmental Authority or other third party in connection with the Transactions.  In exercising the foregoing right, each of the Parties hereto agrees to act reasonably and as promptly as practicable.  All documents that the Parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the Transactions (including to obtain Consents of Governmental Authorities) will comply as to form in all material respects with the provisions of applicable Law.

4.7 Notification of Certain Matters.  Each Party will give prompt notice to the other Party (and subsequently keep the other Party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect on it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Sections 5.2(b) or 5.3(b) to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 5.2(a), 5.2(b), 5.3(a) or 5.3(b) to be satisfied.

4.8 Investigation and Confidentiality.

(a) Prior to the Chilean Effective Time, each Party shall permit the other Party to make or cause to be made such investigation of the business and Properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests (including reasonable access to such Party’s personnel), upon reasonable notice; provided that such investigation shall be reasonably related to the Transactions and shall not interfere unnecessarily with normal operations; and provided further that neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Law, Order or Contract, and the Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply. No investigation by a Party shall be deemed to modify, waive or otherwise affect the representations, warranties, covenants and agreements of the other Party.

(b) Each Party shall, and shall cause its Representatives to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, financial positions and private information of clients to the extent required by and in accordance with the Confidentiality Agreements and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Chilean Effective Time, each Party shall promptly return or certify the destruction of all documents and copies and extracts thereof and all work papers containing confidential information received from the other Party.

(c) Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other Party prior to the Chilean Effective Time.  Prior to the Chilean Effective Time, each Party shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

4.9 Press Releases; Public Announcements.  Prior to the Chilean Effective Time, the Parties shall consult with each other before issuing any press release or public statement or making any other public disclosure (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure) materially related to this Agreement and the Transactions and will not issue any such press release or public statement or make any other public disclosure without the prior written consent of the other Party (which will not be unreasonably withheld or delayed); provided that nothing in this Section 4.9 shall be deemed to prohibit any Party from making any disclosure necessary in order to satisfy such Party’s disclosure obligations imposed by Law or the São Paulo Stock Exchange, Santiago Stock Exchange, NYSE or any other self-regulatory organization or, in connection with CorpBanca Colombia or the Itaú Colombia Transactions, any notice required by the SFC or the Colombian Code of Commerce or the Colombian stock market regulation.  In addition to the foregoing, but subject to the proviso in the immediately preceding sentence, no Party shall issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations without the consent of such other Party (which will not be unreasonably withheld or delayed).

4.10 Acquisition Proposals.

(a) Each Party agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, Representatives and Affiliates not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations concerning, (iii) provide any nonpublic information or data to, or have or participate in any discussions with, any Person relating to or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to an Acquisition Proposal.  Each Party agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals.

(b) Except as expressly set forth in Section 6.1, nothing in this Section 4.9 shall (x) permit either Party to terminate this Agreement or (y) affect any other obligation of the Parties under this Agreement, including the obligation to submit this Agreement to a vote of their respective shareholders.

4.11 Employee Matters.

(a) Following the Chilean Effective Time, CorpBanca at its election shall either (i) offer generally to officers and employees of Itaú Chile and its Subsidiaries, who at or after the Chilean Effective Time become employees of CorpBanca or its Subsidiaries (“Itaú Chile Continuing Employees”), employee benefits under Compensation and Benefit Plans maintained by CorpBanca, on terms and conditions which are the same as for similarly situated officers and employees of CorpBanca and its Subsidiaries, who at or after the Chilean Effective Time become or remain employees of CorpBanca or its Subsidiaries (the “CorpBanca Continuing Employees”), and/or (ii) maintain for the benefit of Itaú Chile Continuing Employees, the Compensation and Benefit Plans maintained by Itaú Chile immediately prior to the Chilean Effective Time (“Itaú Chile Plans”); provided that CorpBanca may amend any Itaú Chile Plans to comply with any Law or as necessary and appropriate for other business reasons. For purposes of this Section 4.11, Compensation and Benefit Plans maintained by CorpBanca or Itaú Chile are deemed to include Compensation and Benefit Plans maintained by their respective Subsidiaries. As soon as practicable following the Chilean Effective Time, CorpBanca shall review, evaluate and analyze Itaú Chile Plans with a view towards developing appropriate and effective Compensation and Benefit Plans for the benefit of employees of CorpBanca and its Subsidiaries on a going forward basis that does not discriminate between Itaú Chile Continuing Employees and CorpBanca Continuing Employees (together, the “Continuing Employees”). CorpBanca will honor, or cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, the Continuing Employees, including, without limitation, any benefits or rights arising as a result of the Chilean Merger (either alone or in combination with any other event).

(b) For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual to the extent that such credit would result in a duplication of benefits) under CorpBanca’s Compensation and Benefit Plans, service with or credited by Itaú Chile or any of its Subsidiaries or any of their predecessors shall be treated as service with CorpBanca.

(c) Effective as of the Chilean Effective Time, CorpBanca hereby assumes all Compensation and Benefit Plans maintained by Itaú Chile, that require express assumption by any successor to Itaú Chile.

(d) Nothing in this Section 4.11 shall be interpreted as preventing CorpBanca, from and after the Chilean Effective Time, from amending, modifying or terminating any Itaú Chile Plans or other Contracts, arrangements, commitments or understandings, in accordance with their terms and applicable Law.

(e) Notwithstanding anything to the contrary set forth herein, this Agreement is not intended, and it shall not be construed, to create third party beneficiary rights in any current or former employee, including the Continuing Employees (including any beneficiaries or dependents thereof), under or with respect to any plan, program or arrangement described in or contemplated by this Agreement and shall not confer upon any such current or former employee, including each Continuing Employee, the right to continued employment for any period of time following the Closing.

4.12 Indemnification of Officers and Directors.

(a) From and after the Chilean Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Chilean Effective Time, a director or officer of CorpBanca or Itaú Chile or any of their Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Chilean Effective Time, CorpBanca shall indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, each such Indemnified Party against any Liability (including advancement of reasonable attorneys’ fees and expenses prior to the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Without limiting the indemnification and other rights provided in clause (a), all rights to indemnification and all limitations on Liability existing in favor of the directors, officers and employees of CorpBanca or Itaú Chile and their respective Subsidiaries as provided in their respective Organizational Documents as in effect as of the date of this Agreement or in any indemnification agreement in existence on the date of this Agreement with CorpBanca or Itaú Chile or their Subsidiaries shall survive the Chilean Merger and shall continue in full force and effect to the fullest extent permitted by Law and shall be honored by CorpBanca and its Subsidiaries or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto; provided that nothing contained in this Section 4.12 shall be deemed to preclude any liquidation, consolidation or merger of any CorpBanca or Itaú Chile Subsidiaries, in which case all of such rights to indemnification and limitations on Liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger.

(c) CorpBanca, from and after the Chilean Effective Time, will directly or indirectly cause the Persons who served as directors or officers of CorpBanca or Itaú Chile, immediately prior to the Chilean Effective Time, to be covered by CorpBanca’s or Itaú Chile’s existing directors’ and officers’ liability insurance policy with respect to acts or omissions occurring prior to the Chilean Effective Time, which were committed by such officers and directors in their capacity as such; provided that (i) CorpBanca may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy, (ii) in no event shall CorpBanca be required to expend more than 250% per year of coverage of the amount currently expended by CorpBanca or Itaú Chile per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto and (iii) if notwithstanding the use of reasonable best efforts to do so, CorpBanca is unable to maintain or obtain the insurance called for by this Section 4.11(c), CorpBanca shall obtain as much comparable insurance as available for the Maximum Amount.  Such insurance coverage shall commence at the Chilean Effective Time and will be provided for a period of no less than six years after the Chilean Effective Time.  In lieu of the foregoing, CorpBanca, upon the consent of the other Party, may obtain at or prior to the Chilean Effective Time a six-year “tail” policy under CorpBanca’s or Itaú Chile’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Maximum Amount.

(d) Any Indemnified Party wishing to claim indemnification under Section 4.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify CorpBanca thereof; provided that the failure so to notify shall not affect the obligations of CorpBanca under Section 4.12(a) unless and to the extent that CorpBanca is actually and materially prejudiced as a result of such failure.

(e) The provisions of this Section 4.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

4.13 Corporate Governance.

(a) An internationally recognized management firm shall be retained by the Parties after the date hereof to evaluate the existing management of each of the Bank Parties and recommend a list of the most qualified candidates to serve as the initial Senior Management  (including country heads) of CorpBanca and its Subsidiaries after the Chilean Effective Time.  Such recommendation shall be made on the basis of international, merit-based standards, professional track record and relevant industry and jurisdiction-specific experience.  After receiving such recommendation, which shall be nonbinding, Itaú Parent and Corp Group Parent shall jointly (but, in the event that Itaú Parent and Corp Group Parent shall fail to agree, Itaú Parent shall) determine in good faith the individuals who are most qualified to serve as Senior Management.  For the avoidance of doubt, the appointment of the Senior Management shall not be limited to such recommended list.

(b) Shareholders Agreement, Registration Rights Agreement and Pledge Agreements.  At the Closing, (i) Corp Group Parent and Itaú Parent shall enter into the Shareholders Agreement, (ii) Corp Group Parent and CorpBanca shall enter into the Registration Rights Agreement and (iii) Interhold, Corp Group Banking and Itaú Parent shall enter into the Corp Group Pledge Agreements.

4.14 Termination of Certain Arrangements.

(a) All Contracts and transactions disclosed in Section 4.14 of CorpBanca’s Disclosure Letter and CorpBanca Colombia’s Disclosure Letter shall be terminated by the applicable Corp Group Parent Party before the Chilean Effective Time without any Liability to CorpBanca and its Subsidiaries.

(b) All Contracts and transactions disclosed in Section 4.14 of Itaú Bank Chile’s Disclosure Letter and Itaú Colombia’s Disclosure Letter shall be terminated by the applicable Itaú Party before the Chilean Effective Time without any Liability to Itaú Chile and its Subsidiaries.

4.15 Merger Integration Committee.

As promptly as practicable following the date hereof, and subject to any relevant Laws and in compliance with any regulatory restrictions, the Parties shall establish a joint merger integration committee (the “Merger Integration Committee”) consisting of three (3) Representatives designated by Corp Group Parent and three (3) Representatives designated by Itaú Parent to (i) confer on a regular and continued basis regarding the general status of the ongoing operations of CorpBanca and its Subsidiaries and Itaú Chile and its Subsidiaries and (ii) plan the steps necessary to efficiently implement the Transactions.  The Merger Integration Committee shall be co-chaired by a Representative of each of Corp Group Parent and Itaú Parent and shall meet in person or telephonically as frequently as shall be reasonably determined by Corp Group Parent and Itaú Parent; provided that such meetings or telephone conversations shall not unreasonably interfere with the conduct of the business of CorpBanca and its Subsidiaries or Itaú Chile and its Subsidiaries.  All costs associated with the establishment and the operation of the Merger Integration Committee shall be borne equally by CorpBanca and Itaú Chile.  All confidential information relating to CorpBanca and its Subsidiaries and Itaú Chile and its Subsidiaries provided during any meetings of the Merger Integration Committee shall be kept confidential pursuant to Section 4.8.

4.16 CorpBanca Colombia IPO.

(a)           Itaú Parent and Corp Group Parent shall cause CorpBanca to cause CorpBanca Colombia to consummate a primary offering of shares that constitutes a Qualified IPO (as defined in the CorpBanca Colombia Shareholders Agreement) as promptly as practicable on or after the Chilean Effective Time.

(b)           As promptly as practicable after the date hereof, Itaú Parent and Corp Group Parent shall cause CorpBanca to, and CorpBanca shall, and shall cause CorpBanca Colombia to, take all actions necessary and advisable in order to comply with Section 4.16(a), including without limitation:

(i) engaging internationally renowned investment bankers and accounting firms as well as necessary international and local legal counsel;

(ii) preparing and filing of a prospectus and/or offering memorandum as may be needed for the issuance and sale of shares in such Qualified IPO in accordance with the intended method or methods of distribution thereof;

(iii) collaborating with the investment bankers, accounting firms and legal counsel referred to in clause (i) above in connection with the preparation of  such prospectus and/or offering memorandum; and

(iv) providing the investment bankers, accounting firms and legal counsel referred to in clause (i) above with the opportunity to conduct a reasonable investigation of the business and affairs of CorpBanca Colombia in connection with the preparation for the Qualified IPO, including reasonable access to CorpBanca Colombia’s books and records, officers, accountants and other advisors.

4.17 CorpBanca Colombia-Helm Merger.

If the approval of the CorpBanca Colombia-Helm Merger is approved by the SFC, CorpBanca shall cause the Helm Merger to be promptly consummated thereafter.  If (i) the Chilean Merger is consummated, (ii) the approval of the CorpBanca Colombia-Helm Merger is denied by the SFC, (iii) in order to comply with Colombian law and relevant SFC resolutions, CorpBanca Colombia is required to sell all of its shares of Helm Bank (the “CorpBanca Helm Bank Shares”) and (iv) the Helm Sale Consideration is less than the Helm Value, CorpBanca shall pay Itaú Parent an amount equal to 22.29% of the Helm Value Shortfall.

4.18 Charitable Contributions.

Itaú Parent and Corp Group Parent shall cause CorpBanca and its Subsidiaries to make, and CorpBanca shall make, certain charitable donations as set forth on Schedule 4.18.

4.19 Colombian Trademark.

If the CorpBanca Colombia Shareholders Agreement shall have been terminated, Corp Group Parent shall cause the assignment and transfer to CorpBanca Colombia of all right, title and interest, free and clear of any Liens, in and to the trademarks (including the “CorpBanca” name) set forth on Schedule 4.19.  If the CorpBanca Colombia Shareholders Agreement shall not have been terminated, Corp Group Parent shall not, and shall cause its Subsidiaries not to, oppose, contest or dispute the use of such trademarks by CorpBanca Colombia or take any action that would prevent it from causing the assignment and transfer to CorpBanca Colombia of all right, title and interest, free and clear of any Liens, in and to such trademarks if and when the CorpBanca Colombia Shareholders Agreement is terminated.

4.20 Insurance Matters.

(a)           Following the Chilean Effective Time, Itaú Parent shall cause Itaú Chile Compañia de Seguros de Vida S.A. (“Itaú Insurance Company”) to (i) provide Itaú Insurance Company’s life insurance-related products (the “Itaú Insurance Products”) to CorpBanca Insurance Clients and (ii) pay to CorpBanca Insurance Brokers brokerage and/or services fees (the “Insurance Brokerage Fees”) in an aggregate annual amount equal to 47.7% (the “Applicable Premium Percentage”), as it may be adjusted from time to time pursuant to Section 4.20(b), of the aggregate revenues generated from the sales of the Itaú Insurance Products by CorpBanca Insurance Brokers for the relevant year, in consideration and exchange for the offer of the Itaú Insurance Products by CorpBanca Insurance Brokers to the CorpBanca Insurance Clients.  The Applicable Premium Percentage shall be applied to calculate the Insurance Brokerage Fees during the period commencing on the Chilean Effective Time and ending on the last day of the calendar year (the “First Applicable Premium Percentage Year”) subsequent to the year on which the Chilean Effective Time occurs.

(b)           On June 30 of any fiscal year following the First Applicable Premium Percentage Year (the “Calculation Date”), CorpBanca shall implement the procedure described in this Section 4.20(b) to determine whether the average insurance-related brokerage and/or services fees (expressed as a percentage of premiums earned) paid by insurance companies to the five largest Chilean insurance brokers (measured in terms of total premiums) that are Subsidiaries of banks (“Insurance Fees Market Average”) during the prior fiscal year have varied, upwards or downwards, by more than ten percent (10%) as compared to the Benchmark Fee Rate (a “Trigger Event”).  The “Benchmark Fee Rate” shall be the Insurance Fees Market Average determined by the application of the procedure described in this Section 4.20(b) for the first Calculation Date and shall be revised to equal the Insurance Fees Market Average with respect to each future Calculation Date in which a Trigger Event occurs.  If a Trigger Event occurs, the Parties shall negotiate in good faith to agree on a revised Applicable Premium Percentage that shall become effective immediately and shall not be lower than the Benchmark Fee Rate for the previous fiscal year.  If the Parties are unable to agree on a revised Applicable Premium Percentage within fifteen (15) days of the final determination of the Insurance Fees Market Average, the Applicable Premium Percentage shall be immediately revised to equal the Insurance Fees Market Average.

The procedure for determining the Insurance Fees Market Average (and whether a Trigger Event has occurred) shall be the following:

(i) CorpBanca shall hire one benchmarking expert from those listed in Schedule 4.20(a) (“Benchmarking Expert”) to conduct market research of insurance-related brokerage and/or services fees paid by insurance companies to banks and insurance brokers that are Subsidiaries of banks and, based on such research, determine (with instructions to make such determination within thirty (30) days of such Benchmarking Expert’s selection) the Insurance Fees Market Average and whether a Trigger Event has occurred, which determination will, if acceptable to CorpBanca, be  final and binding until a new Applicable Premium Percentage with respect to the next Calculation Date is determined pursuant to this Section 4.20.

(ii) in the event such revised Applicable Premium Percentage is not acceptable to CorpBanca, then CorpBanca shall hire another Benchmarking Expert selected by CorpBanca from those listed in Schedule 4.20(a) to conduct market research for the same purposes described in item (i) above and, based on such research, determine (with instructions to make such determination within thirty (30) days of such Benchmarking Expert’s selection) the Insurance Fees Market Average and whether a Trigger Event has occurred. If the difference between the Insurance Fees Market Average determined pursuant to such procedure is lower than ten percent (10%), the simple average between the Insurance Fees Market Averages as determined by both Benchmarking Experts, and the calculation of whether a Trigger Event has occurred based on such determination, shall be final and binding until a new Applicable Premium Percentage with respect to the next Calculation Date is determined pursuant to this Section 4.20.  If the difference between the Insurance Fees Market Averages determined pursuant to such procedure is higher than ten percent (10%), CorpBanca may hire an actuary firm from those listed in Schedule 4.20(b) to determine (with instructions to make such determination within thirty (30) days of such firm’s selection) the Insurance Fees Market Average and whether a Trigger Event has occurred, which determination shall be final and binding until a new Applicable Premium Percentage with respect to the next Calculation Date is determined pursuant to this Section 4.20.

(c)           If Itaú Parent desires not to continue to cause Itaú Insurance Company to offer the Itaú Insurance Products to CorpBanca Insurance Clients, Itaú Parent shall (i) use its reasonable best efforts to, 90 days prior to the date on which Itaú Insurance Company ceases to provide the Itaú Insurance Products to CorpBanca Insurance Clients (the “Insurance Termination Date”), enter into an agreement with a third party and one or more CorpBanca Insurance Brokers (the “New Insurance Brokerage Contract”) effective as of the Insurance Termination Date whereby such third party will provide the Itaú Insurance Products to the CorpBanca Insurance Clients and pay to such CorpBanca Insurance Brokers the related Insurance Brokerage Fees on substantially the same terms set forth in Section 4.20(a) and (b); and (ii) until a New Insurance Contract is effective, continue to pay CorpBanca or the CorpBanca Insurance Brokers an amount equal to the average of the Insurance Brokerage Fees paid by Itaú Insurance Company to CorpBanca or the CorpBanca Insurance Brokers under this Section 4.20 in the 12-month period prior to the Insurance Termination Date.

4.21 Certain Other Businesses.

(a) If the Colombian Merger is to be effected pursuant to Section 1.6(i), the Parties shall cooperate in good faith to, on the Colombian Effective Time, transfer, assign or otherwise convey, in accordance with applicable Law, the Financing Corporation Business to a Subsidiary of CorpBanca Colombia.

(b) During the six (6) month period following the date hereof, the Parties shall discuss and consult in good faith regarding whether CorpBanca will continue to hold its ownership interest in SMU Corp. and agree to implement the mutual determination made by the Parties; provided if by such six (6) month anniversary the Parties have not reached a mutual agreement, Itaú Parent shall have the right to determine in its sole discretion whether CorpBanca will continue to hold its ownership interest in SMU Corp. and, if Itaú Parent so determines, Corp Group Parent will, and will cause CorpBanca to use reasonable best efforts to divest, transfer, liquidate or otherwise dispose all of CorpBanca’s and its Subsidiaries’ investment in SMU Corp. as promptly as reasonably practicable and on commercially reasonable terms.

(c) Itaú Parent shall cause its applicable Subsidiary to enforce its rights under the MCC Contract to purchase the remaining outstanding capital stock of MCC by August 31, 2016 to the extent it has not otherwise acquired such capital stock by that date.  Promptly following the later of (i) the Chilean Effective Time and (ii) the acquisition of 100% of the outstanding capital stock of MCC, Itaú Parent shall cause its applicable Subsidiary to transfer 100% of the outstanding capital stock of MCC to CorpBanca for Fair Value (as defined in the Shareholders Agreement) and other customary terms and conditions (including representations, warranties and indemnities).

4.22 Referral Fees.

Itaú Parent and Corp Group Parent hereby acknowledge and agree that certain Chilean clients of CorpBanca  may be interested in contracting financial services and products from financial entities located outside of Chile.  Itaú Parent and CorpBanca shall discuss in good faith and on an arm’s-length basis the fees to be paid by Itaú Parent and its relevant Subsidiaries to CorpBanca or one or more of its Subsidiaries in consideration for or in connection with referrals of CorpBanca’s clients.  Any such fees shall be paid in the most economically efficient manner to both parties in the relevant transaction.  No fees shall be due by Itaú Parent or its Affiliates in connection with services and products that are requested by CorpBanca’s clients directly from Itaú Parent or any of its Affiliates other than CorpBanca and its Subsidiaries.  Itaú Parent and CorpBanca and their respective Affiliates shall always comply with all applicable laws and regulations in the offer of such services and products to CorpBanca’s clients, the performance of their obligations and the exercise of their rights under this Section 4.22.

4.23 Use of the Parties’ Brands; Corporate Names.

(a)	At the Chilean Effective Time, the CorpBanca bylaws shall be amended to change CorpBanca’s corporate name to “Itaú Corpbanca”.

(b)
The Parties agree that, at and following the Chilean Effective Time, the exclusive brand used by CorpBanca and its Subsidiaries to identify its operations, products and services will be the Itaú Brand (subject to a reasonable transition period).

ARTICLE 5

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

5.1 Conditions to Obligations of Each Party.  The respective obligations of each Party to consummate the Chilean Merger are subject to the satisfaction of the following conditions, unless waived by each Party pursuant to Section 7.7:

(a) Shareholder Approval.  CorpBanca shall have obtained the CorpBanca Shareholder Approval.

(b) Regulatory Approvals.  All Regulatory Consents set forth on Exhibit 4 (collectively, the “Required Regulatory Consents”) shall (i) have been obtained or made and be in full force and effect, and all waiting periods required by Law shall have expired or been terminated, and (ii) not be subject to any Materially Burdensome Regulatory Condition.

(c) No Orders; Illegality.  No Order issued by any Governmental Authority of Chile, Colombia or Brazil (whether temporary, preliminary or permanent) preventing or suspending the consummation of the Transactions or requiring any change to the terms or structure of the Transactions set forth in Section 1.2, or imposing any condition on the Transactions, that in each case would have a material adverse economic impact on a Party shall be in effect, and no Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority of Chile, Colombia or Brazil that prohibits or makes illegal the consummation of the Transactions.

(d) Consents.  The consents set forth on Section 5.1(d) of Corp Group Parent’s Disclosure Letter shall have been obtained and shall remain in full force and effect.

5.2 Conditions to Obligations of the Corp Group Parties.  The obligations of the Corp Group Parties to consummate the Chilean Merger are subject to the satisfaction of the following conditions, unless waived by the Corp Group Parties pursuant to Section 7.7:

(a) Representations and Warranties.  The representations and warranties of Itaú Parties set forth in this Agreement, after giving effect to Sections 3.5 and 7.4, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date), and the Corp Group Parties shall have received a certificate, dated the Closing Date, signed on behalf of Itaú Parent, to such effect.

(b) Performance of Agreements and Covenants.  Each of the Itaú Parties shall have duly performed and complied with the agreements and covenants required to be performed and complied with by it pursuant to this Agreement prior to the Chilean Effective Time in all material respects, and the Corp Group Parties shall have received a certificate, dated the Closing Date, signed on behalf of Itaú Parent, to such effect.

(c) Shareholders Agreement and Pledge Agreements. Itaú Parent shall have duly executed and delivered to Corp Group Parent (A) the Shareholders Agreement and (B) the Corp Group Pledge Agreements.

(d) No Material Adverse Effect.  Since the date hereof, no circumstance, occurrence or change shall have occurred that has had a Material Adverse Effect on the Itaú Parties.

5.3 Conditions to Obligations of the Itaú Parties.  The obligations of the Itaú Parties to consummate the Chilean Merger are subject to the satisfaction of the following conditions, unless waived by the Itaú Parties pursuant to Section 7.7:

(a) Representations and Warranties.  The representations and warranties of the Corp Group Parties set forth in this Agreement, after giving effect to Sections 3.5 and 7.4, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date), and the Itaú Parties shall have received a certificate, dated the Closing Date, signed on behalf of Corp Group Parent, to such effect.

(b) Performance of Agreements and Covenants.  Each of the Corp Group Parties shall have duly performed and complied with the agreements and covenants required to be performed and complied with by it pursuant to this Agreement prior to the Chilean Effective Time in all material respects, and the Itaú Parties shall have received a certificate, dated the Closing Date, signed on behalf of Corp Group Parent, to such effect.

(c) Shareholders Agreement and Pledge Agreements. Corp Group Parent shall (i) have duly executed and delivered the Corp Group Pledge Agreement to which Interhold is a party; (ii) have caused Corp Group Banking to duly execute and deliver to Itaú Parent the Corp Group Pledge Agreement to which Corp Group Banking is a party and (iii) directly or indirectly, own at least 84,154,814,190 of the outstanding shares of CorpBanca Common Stock free and clear of any Liens other than restrictions contained in the Organizational Documents of CorpBanca or any Liens to Itaú Parent or its Affiliates.

(d) No Material Adverse Effect.  Since the date hereof, no circumstance, occurrence or change shall have occurred that has had a Material Adverse Effect on the Corp Group Parties.

ARTICLE 6

TERMINATION

6.1 Termination.  Notwithstanding any other provision of this Agreement, and notwithstanding the receipt of any Shareholder Approval, this Agreement may be terminated and the Transactions abandoned at any time prior to the Chilean Effective Time, by action taken or authorized by the Board of Directors of the terminating Party or Parties:

(a) By mutual consent of both Parties; or

(b) By either Party, upon written notice to the other Party, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the other Party, which breach, individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions to the terminating Party’s obligations set forth in Section 5.2 or 5.3, as the case may be, and which cannot be or has not been cured within forty-five (45) days after the giving of written notice to the breaching Party of such breach (or such fewer days as remain prior to the Termination Date); provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein; or

(c) By either Party, upon written notice to the other Party, in the event that any Required Regulatory Consent has been denied by final non-appealable action of the relevant Governmental Authority (provided that the right to terminate this Agreement under this Section 6.1(c) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure to obtain a Required Regulatory Consent); or any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order or other action has become final and non-appealable; or

(d) By either Party, upon written notice to the other Party, in the event that the Chilean Merger has not been consummated by the second anniversary of the date of this Agreement (the “Termination Date”); provided that the right to terminate this Agreement under this Section 6.1(d) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Chilean Merger to be consummated on or before the Termination Date.

(e) By Itaú Parent, upon written notice to Corp Group Parent, in the event that Corp Group Parent has (i) failed to call the CorpBanca Shareholders Meeting in violation of Section 4.4(a)(i), or (ii)(A) voted against the Transactions, or failed to attend or vote at, the CorpBanca Shareholders Meeting that has been duly called, (B) voted in favor of an alternative Acquisition Proposal or (C) tendered shares into an alternative Acquisition Proposal, in each case of (A), (B) and (C) in violation of Section 4.4(g).

(f) By Corp Group Parent, upon written notice to Itaú Parent, in the event that Itaú Parent has (i) failed to call the Itaú Chile Shareholders Meeting in violation of Section 4.4(c)(i), or (ii)(A) voted against the Transactions, or failed to attend or vote at, the Itaú Chile Shareholders Meeting that has been duly called, (B) voted in favor of an alternative Acquisition Proposal or (C) tendered shares into an alternative Acquisition Proposal, in each case of (A), (B) and (C) in violation of Section 4.4(h).

6.2 Effect of Termination.  (a)  In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall become void and have no effect, and none of the Parties, any of their respective Subsidiaries, or any of the officers or directors of any of them, shall have any Liability of any nature whatsoever hereunder or in conjunction with the Transactions, except that (a) the provisions of Sections 3.1(s), 3.2(s) and 4.9(b), this Section 6.2(a) and Article 7 shall survive any such termination and abandonment, and (b) a termination of this Agreement shall not relieve a breaching Party from Liability for any willful and material breach of this Agreement.

(b)           In the event this Agreement is terminated pursuant to Section 6.1(e), then Corp Group Parent shall on the date of such termination pay Itaú Parent, by wire transfer of same day funds, a fee equal to US$400 million (the “Termination Fee”).  In the event this Agreement is terminated pursuant to Section 6.1(f), then Itaú Parent shall on the date of such termination pay Corp Group Parent, by wire transfer of same day funds, the Termination Fee.

(c)           The Parties acknowledge that the agreements contained in this Section 6.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement; accordingly, if a Party fails promptly to pay the amount due pursuant to this Section 6.2, and, in order to obtain such payment, the other Party commences a proceeding which results in a judgment against such Party for the Termination Fee or any portion thereof, such Party shall pay the costs and expenses of the other Party (including attorneys’ fees and expenses) in connection with such proceeding.  In addition, if a Party fails to pay the amounts payable pursuant to this Section 6.2, then such Party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as published in the Wall Street Journal) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

ARTICLE 7

MISCELLANEOUS

7.1 Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of a Party and its Subsidiaries (including Stock of its Subsidiaries) or 20% or more of any class of equity or voting securities of a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party (or the shareholders of such third party) beneficially owning 20% or more of any class of equity or voting securities of a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Party or (iii) a joint venture, partnership, merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Party.  For purposes of this definition of “Acquisition Proposal,” the term “Party” shall not include Itaú Parent.

“Affiliate” of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.  For purposes of this definition, “control” of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Bank Party” shall mean any of CorpBanca, CorpBanca Colombia, Itaú Chile and Itaú Colombia.

“Banking Business” shall mean providing (i) consumer financial products and/or services, including secured and/or unsecured consumer lending, consumer mortgage products, consumer card products, retail banking products and/or services, and consumer leasing; and/or (ii) deposit-taking services including both consumer and commercial deposits, and payroll services; and/or (iii) credit and/or debit card transaction processing services (which transaction processing services, for the avoidance of doubt, include merchant acquiring); and/or (iv) commercial financial products and/or services, including bilateral and syndicated loans and trustee and depositary services; and/or (v) investment  banking; and/or (vi) financial advisory services relating to the services described in (i)-(v) above; and/or (vii) all businesses related or reasonably incidental thereto.

 “Business Day” shall mean any day that is not a Saturday, Sunday or other day on which commercial banks in New York City, Santiago, Chile, São Paulo, Brazil or Bogotá, Colombia are authorized or required by law to remain closed.

“Chile” shall mean the Republic of Chile.

“Chilean Antitrust Law” shall mean Decree Law No. 211 Ley de Defensa de la Libre Competencia and any other Chilean statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening the competition through mergers, acquisitions, business combinations or similar transactions.

“Chilean Banking Law” shall mean Decree with Force of Law No. 3 by General de Bancos.

“Chilean Companies Law” shall mean Law No. 18,046 Ley Sobre Sociedades Anónimas.

“Chilean Exchange Ratio” shall mean, for each share of Itaú Chile Common Stock, a number of shares of CorpBanca Common Stock equal to 172,048,565,857 divided by the number of outstanding shares of Itaú Chile Common Stock as of the Chilean Effective Time.

“Chilean Securities Law” shall mean Law No. 18,045 Ley de Mercado de Valores.

“Chilean Securities Registry” shall mean the Registro de Valores de la Superintendencia de Bancos e Instituciones Financieras.

“Colombia” shall mean the Republic of Colombia.

“Colombian Code of Commerce” shall mean Law Decree 410 of 1971.

“Colombian Exchange Ratio” shall mean, for each share of Itaú Colombia Common Stock, a number of shares of CorpBanca Colombia Common Stock equal to (i) the quotient of the Colombian Purchase Price and U.S.$ 2,672 million, multiplied by (ii) the number of outstanding shares of CorpBanca Colombia Common Stock as of the Colombian Effective Time divided by (iii) the number of outstanding shares of Itaú Colombia Common Stock as of the Colombian Effective Time.

“Colombian GAAP” shall mean generally accepted accounting principles in Colombia as applicable to CorpBanca Colombia and its Subsidiaries (including pursuant to the Circular Básica Contable y Financiera and Decree 2649 of 1993, as such accounting principles may be applied or interpreted by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) to banks or other financial institutions licensed in Colombia or such other replacement accounting principles as the Colombian Financial Superintendency from time to time as officially interpreted or applied to such banks).

“Compensation and Benefit Plan” shall mean any employment or consulting agreement or any material bonus, profit sharing, deferred compensation, incentive compensation, equity compensation, holiday, hospitalization, medical insurance, life insurance, disability, welfare, retention, severance, fringe benefit, retirement or other employee benefits plan or agreement, in each case, that is sponsored, maintained or contributed to by CorpBanca or its Subsidiaries or Itaú Chile or its subsidiaries, as applicable, for the benefit of their employees (other than governmental or mandatory social security arrangements, and any other such plans, programs, agreements or arrangements that CorpBanca or its Subsidiaries or Itaú Chile or its subsidiaries, as applicable, are required to sponsor, maintain or contribute to under applicable Law).

“Confidentiality Agreements” shall mean (i)that certain Confidentiality Agreement, dated November 12, 2013, by and between CorpBanca and Itaú Parent and (ii) that certain Confidentiality Agreement, dated September 3, 2013, by and between Interhold and Itaú Parent.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Consideration” shall mean the Fair Value (as defined in the Shareholders Agreement) of all cash, securities, assets and other property (including, without limitation, the Fair Value of amounts paid, distributed or issued, or to be paid pursuant to an escrow arrangement or other arrangements based on future events, distributed or issued, to holders of common stock, preferred stock, convertible securities, warrants, stock appreciation rights, options or similar rights or securities of Helm Bank in connection with a sale of the CorpBanca Helm Bank Shares).

“Contract” shall mean any written or oral agreement, arrangement, commitment, contract, license, indenture, instrument, lease or undertaking of any kind or character to which any Person is a party and that is legally binding on any Person or its capital stock, assets or business.

“COP” shall mean the Colombian legal currency.

“CorpBanca Colombia” shall mean Banco Corpbanca Colombia S.A., an establecimiento bancario organized as a capital stock corporation (sociedad anónima) under the Laws of Colombia.

“CorpBanca Colombia-Helm Merger” shall mean the merger between CorpBanca Colombia and Helm Bank.

“CorpBanca Common Stock” shall mean the common stock of CorpBanca.

“CorpBanca Colombia Common Stock” shall mean the common stock of CorpBanca Colombia.

“Corpbanca Insurance Brokers” shall mean both CorpBanca Corredores de Seguros S.A., a corporation (sociedad anónima), and Itaú Chile Corredora de Seguros Limitada, a limited liability company (sociedad de responsabilidad limitada), both of which organized under the laws of Chile, as well as any other Subsidiaries of CorpBanca that are permitted under applicable Law to conduct insurance brokerage activities in Chile.

“CorpBanca Insurance Clients” shall mean all clients of CorpBanca and its Subsidiaries that are permitted under applicable law to receive an offer from CorpBanca Insurance Brokers to acquire an insurance policy in Chile.

 “Corpbanca Investment” shall mean shall mean Corpbanca Investment Valores Colombia S.A., a sociedad comisionista de bolsa organized as a stock corporation (sociedad anónima) under the Laws of Colombia.

“Corpbanca Trust” shall mean Investment Trust Colombia S.A., a sociedad fiduciaria organized as a stock corporation (sociedad anónima) under the Laws of Colombia.

“Corp Group Banking” shall mean Corp Group Banking S.A., a company (sociedad por acciones) organized under the laws of Chile.

“Corp Group Holding” shall mean Corp Group Holding Inversiones Limitada, a limited liability company (sociedad de responsabilidad limitada) organized under the laws of Chile.

“Corp Group Parties” shall mean Corp Group Parent and CorpBanca.

“Default” shall mean (i) any breach or violation of or default under any Contract, Law, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order or Permit or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Law, Order or Permit.

“Environmental Laws” shall mean all Laws, Orders and Permits relating to:  (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance.

“Exhibits” 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement.  Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Financial Statements” shall mean the CorpBanca Financial Statements and the Itaú Chile Financial Statements and the Itaú Colombia Financial Statements.

“Financing Corporation Business” shall mean the financing businesses as currently conducted by Itaú Colombia pursuant to applicable Colombian Law and in the ordinary course of business consistent with past practice in which CorpBanca Colombia is not authorized to participate, including acting as factoring intermediary, representative of securities holders, investment banker, underwriter and capital investor.

“Governmental Authority” shall mean each Regulatory Authority and any other domestic or foreign court, administrative agency, commission or other governmental authority or instrumentality (including the staff thereof) or any industry self-regulatory authority (including the staff thereof).

“Helm Bank” shall mean Helm Bank Colombia S.A., a Colombian establecimiento bancario organized as a capital stock corporation (sociedad anónima) under the laws of Colombia.

“Helm Bank Cayman” shall mean Helm Bank Cayman (in voluntary liquidation), an exempted company incorporated under the laws of Cayman islands.

“Helm Bank Panamá” shall mean Helm Bank Panamá S.A., a Panamanian establecimiento bancario organized as a capital stock corporation (sociedad anónima) under the laws of Panama.

“Helm Insurance” shall mean Helm Corredor de Seguros S.A., a Colombian corredor de seguros organized as a capital stock corporation (sociedad anónima) under the laws of Colombia.

“Helm Sale Consideration” shall mean an amount equal to the aggregate Consideration paid, distributed or issued or to be paid, distributed or issued, directly or indirectly, by an acquirer to a seller or sellers in connection with a sale of the CorpBanca Helm Bank Shares.

“Helm Securities Panamá” shall mean Helm Casa de Valores Panamá S.A., a Panamanian casa de valores organized as a capital stock corporation (sociedad anónima) under the laws of Panama.

“Helm Stockbroker” shall mean Helm Comisionista de Bolsa S.A., a Colombian comisionista de bolsa organized as a capital stock corporation (sociedad anónima) under the laws of Colombia.

“Helm Trust” shall mean Helm Fiduciaria S.A., a Colombian sociedad fiduciaria organized as a capital stock corporation (sociedad anónima) under the laws of Colombia.

“Helm Value” shall mean US$1.580 billion.

“Helm Value Shortfall” shall mean an amount equal to the Helm Value less the Helm Sale Consideration.

“IFRS” shall mean International Financial Reporting Standards, as issued by the International Accounting Standards Board, consistently applied during the periods involved.

“Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, Trade Secrets, algorithms, processes, computer software programs or applications (in both source code and object code form) and all other intellectual property or proprietary rights.

“Internal Revenue Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Itaú Brand” means the trademark “Itaú” (and any logo used in connection with it) and any variations thereof that are used to identify its operations, products or services and are aligned with Itaú Parent’s marketing and communication policies.

“Itaú Chile Common Stock” shall mean the common stock of Itaú Chile.

“Itaú Colombia” shall mean Itaú BBA Colombia, S.A. Corporacion Financiera, a corporación financiera organized as a capital stock corporation (sociedad anónima) under the Laws of Colombia.

“Itaú Colombia Common Stock” shall mean the common stock of Itaú Colombia.

“Itaú Parties” shall mean Itaú Parent and Itaú Chile.

“Law” shall mean any code, law (including common law), ordinance, regulation, rule or statute applicable to a Person or its assets, Liabilities or business, including those promulgated, interpreted or enforced by any Governmental Authority.

“Liability” shall mean any direct or indirect primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency or guaranty of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any mortgage, pledge, reservation, restriction (other than a restriction on transfers arising under the Securities Laws), security interest, lien or encumbrance of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for property Taxes not yet due and payable and (ii) in the case of depository institution Subsidiaries of a Party, pledges to secure deposits.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, administrative or other proceeding, suit or notice (written or oral) by any Person alleging potential Liability, but shall not include regular, periodic examinations by Regulatory Authorities.

“MCC” means Munita, Cruzat y Claro S.A. Corredores de Bolsa, a privately held stock corporation incorporated under the laws of Chile.

“MCC Contract” means that certain Stock Purchase Agreement by and among MCC Inversiones Globales Ltda, Unibol S.A., Inversiones Río Bamba Ltda., Sociedad Promotora de Inversiones y Rentas Balaguer LTDA., BICSA Holdings Ltd., Itaú Unibanco Holdings S.A., and certain beneficial owners set forth therein, dated as of August 1, 2011.

“NYSE” shall mean the New York Stock Exchange, Inc.

“other Bank Party” shall mean (i) CorpBanca and CorpBanca Colombia, with respect to Itaú Chile and Itaú Colombia, and (ii) Itaú Chile and Itaú Colombia, with respect to CorpBanca and CorpBanca Colombia.

“other Party” shall mean (i) Corp Group Parent, CorpBanca and CorpBanca Colombia, with respect to Itaú Parent, Itaú Chile and Itaú Colombia, and (ii) Itaú Parent, Itaú Chile and Itaú Colombia, with respect to Corp Group Parent, CorpBanca and CorpBanca Colombia.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any federal, state, local or foreign or other arbitrator, mediator, tribunal or Governmental Authority.

“Organizational Documents” shall mean the articles of association, incorporation, memorandum of association, certificate of incorporation, charter, by-laws, shareholders agreements or other similar governing instruments, in each case as amended as of the date specified, of any Person.

“Outstanding” shall mean, with respect to shares of capital stock or Rights of a Party or any of CorpBanca’s Subsidiaries, shares of such capital stock or Rights that are issued and outstanding at a particular time.

“Panama” shall mean the Republic of Panama.

“Party” shall mean any of the Corp Group Parties or Itaú Parties, and “Parties” shall mean both the Corp Group Parties and Itaú Parties.

“Permit” shall mean any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, order or permit from Governmental Authorities that are required for the operation of a Party’s respective businesses.

“Permitted Lien” shall mean (i) mechanics’, materialmens’, warehousemens’, carriers’, workers’ or repairmens’ liens or other similar Encumbrances arising or incurred in the ordinary course of business, (ii) Liens for Taxes, assessments, judgments and other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings, (iii) statutory limitations, conditions, exceptions, gaps or other imperfections in chain of title, or other irregularities in the records of a Governmental Authority maintaining such records that (x) were not incurred in connection with any financial indebtedness and (y) do not materially impair the continued use of the property encumbered thereby, and any rights reserved or vested in any Person by any original patent or grant or any statutory provision, (iv) liens or title retention arrangements arising under conditional sales contracts and leases entered into in the ordinary course of business, (v) covenants, conditions, restrictions, agreements, easements or other Liens referenced in the relevant Financial Statements or in the relevant Disclosure Letter, (vi) easements, licenses, covenants, rights-of-way and other similar restrictions, including, without limitation, any other agreements or restrictions or conditions that would be shown in a public registry or by survey, title report or physical inspection, (vii) zoning, building and other Liens arising pursuant to applicable Law that, individually or in the aggregate, do not materially impair the continued use of the asset or property to which they relate, (viii) defects, irregularities or imperfections of title and other Liens that, individually or in the aggregate, do not materially impair the continued use of the asset or property to which they relate; (ix) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds and other obligations of a like nature incurred in the ordinary course of business and (x) with respect to leased real property, the terms and conditions of the leases with respect thereto.

“Person” shall mean a natural person or any legal, commercial or governmental entity, including a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Regulatory Authorities” shall mean, collectively, the Brazilian Central Bank (Banco Central do Brasil), Chilean Superintendency of Banks, the Chilean Central Bank, the Chilean Superintendency of Securities and Insurance, the Santiago Stock Exchange, the Unidad de Análisis Financiero, the SFC, the Colombian Central Bank, the Direccion de Impuestos y Aduanas Nacionales (DIAN), the Colombian Stock Exchange, the Board of Governors of the U.S. Federal Reserve System, the NYSE, the U.S. Department of Justice, the U.S. Federal Trade Commission, the SEC, the Cayman Islands Monetary Authority, the Panama Superintendencia de Bancos and the Panama Superintendencia de Valores (including, in each case, the staff thereof).

“Regulatory Consents” shall mean, collectively, the CorpBanca Regulatory Consents, the Itaú Bank Regulatory Consents and the Itaú Parent Regulatory Consents.

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, agent or other representative of a Person.

“Rights” shall mean, with respect to any Person, securities, or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

“SAGA” shall mean Companía Inmobiliaria y de Inversiones  Limitada, a limited liability company (sociedad de responsabilidad limitada) organized under the laws of Chile.

“Santiago Stock Exchange” shall mean the Bolsa de Comercio de Santiago, Chile.

“São Paulo Stock Exchange” shall mean BM&FBOVESPA.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Laws” shall mean Law No. 18,045, Ley de Mercado de Valores, Decree 2555 of 2010, in each case, as amended from time to time, and all other applicable regulations, requirements, orders, resolutions, circulares and policies of the SFC, the 1933 Act, the 1934 Act, each as amended, and state securities and “Blue Sky” Laws, including in each case the rules and regulations of any Governmental Authority promulgated thereunder.

“Senior Management” shall mean the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), Head of Wholesale banking, Head of commercial banking, Head of Retail banking, Chief Credit Risk Officer, Head of Corporate Development, Head of Wealth Management, Head of Treasury, Head of Human Resources, Head of Legal, Head of Compliance and other officers with annual base compensation higher than US$350,000 (or the equivalent thereof in other currencies).

“Subsidiary” or “Subsidiaries” shall mean, with respect to any Person, any corporation, company, partnership, limited liability company or other organization, whether incorporated or unincorporated, which is directly or indirectly controlled by such Person; provided that there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.  For purposes of this definition, “control” of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Supermajority Consent” shall have the meaning set forth in the CorpBanca Colombia Shareholders Agreement.

“Tax” or “Taxes” shall mean all Chilean or Colombia (as the case may be) and foreign federal, state, and local taxes, levies, imposts, duties or other like assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, social security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any related interest and penalties or additions thereto.

“Tax Return” shall mean any report, return, information return or other information required to be supplied to a Taxing authority in connection with Taxes, including any return of an Affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Trade Secrets” shall mean all trade secrets and confidential information and know-how, including without limitation confidential processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

(b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:1

Agreement	Preamble
Average Premium	Section 4.20
Capital Raise	Section 1.2(c)
Chilean Effective Time	Section 1.3
Chilean Merger	Section 1.2(a)
Chilean Merger Steps	Section 1.3(c)
Closing	Section 1.1
Closing Date	Section 1.1
Colombian Acquisition Closing Colombian Acquisition Steps Colombian Direct Subsidiaries	Section 1.3(b) Section 1.3(b) Section 2.3(d)
Colombian Effective Time	Section 1.3
Colombian Exchange Fund	Section 2.3(a)
Colombian Merger	Section 1.2(b)
Colombian Merger Steps	Section 1.3(b)
Colombian Purchase Price	Section 1.6(b)
Colombian Transaction Steps	Section 1.3(b)
Continuing Employees	Section 4.10(a)
CorpBanca	Preamble
CorpBanca Colombia	Preamble
CorpBanca Colombia Common Stockholder	Section 2.3(b)
CorpBanca Colombia Financial Statements	Section 3.1(d)(iii)
CorpBanca Colombia Shareholder Approval	Section 3.1(b)(i)
CorpBanca Colombia Shareholders’ Agreement CorpBanca Colombia Shareholders’ Meeting	Recitals Section 4.4(d)
CorpBanca Continuing Employees	Section 4.11(a)
CorpBanca Extension of Credit	Section 3.1(p)(i)

______________________________

1 Note: Table to be updated.

CorpBanca Financial Statements	Section 3.1(d)(i)
CorpBanca Helm Bank Shares	Section 4.17
CorpBanca HoldCo	Recitals
CorpBanca Regulatory Consents	Section 3.1(b)(iii)
CorpBanca Shareholder Approval	Section 3.1(b)(i)
CorpBanca Shareholders’ Meeting	Section 4.4(a)
Corp Group Parent	Preamble
Corp Group Pledge Agreements	Recitals
Direct Subsidiaries	Section 2.1(c)
Disclosure Letter	Section 7.4
Holding Companies	Recitals
Indemnified Parties	Section 4.12(a)
Insurance Fees’ Market Average	Section 4.20
Itaú Chile	Preamble
Itaú Chile Common Stock Holder Itaú Chile Continuing Employees	Section 2.1(b) Section 4.11a)(i)
Itaú Chile Extension of Credit	Section 3.2(o)(i)
Itaú Chile Financial Statements	Section 3.2(d)(i)
Itaú Chile Shareholder Approval	Section 3.2(b)(i)
Itaú Chile Shareholders’ Meeting	Section 4.4(c)
Itaú Colombia	Preamble
Itaú Colombia Financial Statements	Section 3.2(d)(iii)
Itaú Colombia Shareholder Approval	Section 3.2(b)(i)
Itaú Colombia Shareholders’ Meeting	Section 4.4(f)
Itaú Colombia Shares	Section 1.6(b)
Itaú HoldCo	Recitals

Itaú’s Insurance Company	Section 4.20
Material Adverse Effect	Section 3.5(b)
Materially Burdensome Regulatory Condition	Section 4.6(c)
Maximum Amount	Section 4.12(c)(ii)
New Chilean Certificates	Section 2.1(a)
New Colombian Certificates	Section 2.3(c)
New Colombian Direct Subsidiaries Certificates	Section 2.3(d)(i)
New Direct Subsidiaries Certificates	Section 2.1(c)(i)
Old Chilean Certificates	Section 1.4(b)
Old Colombian Certificates	Section 1.5(b)
Qualified IPO	Section 4.16
Registration Rights Agreement	Section 4.13(b)
Regulatory Consents	Section 3.2(b)(iii)
Required Regulatory Consents	Section 5.1(b)
SFC	Section 3.1(m)
Shareholders Agreement	Section 1.2(a)
Termination Date	Section 6.1(d)
Termination Fee	Section 6.2(b)
Transactions	Section 1.2

(c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”  The words “hereby,” “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section.

(d)           All references herein to “dollars” or “$” shall mean U.S. dollars.

7.2 Non-Survival of Representations and Covenants.  Except for Article 1 and Article 2, Sections 4.4(d), (e), (f) and (h), 4.5(a), 4.6, 4.7, 4.8(b), 4.9, 4.11, 4.12, 4.13, 4.16, 4.17, 4.18, 4.19, 4.20, 4.21 4.22 and 4.23 and this Article 7, the respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Chilean Effective Time.  Except for Article 1 and Article 2, Sections 4.8(b), 4.11, 4.12, 4.13, 4.16, 4.17, 4.18, 4.19, .4.20, 4.21, 4.22 and 4.23 and this Article 7, the respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Colombian Effective Time.

7.3 Expenses.  Except as otherwise provided in this Section 7.3, each of the Parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the Transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that the Parties shall each bear and pay one half of the filing fees in connection with any filing under the Chilean Antitrust Law or Chilean Securities Registry, any Colombian registry tax (impuesto de registro) and mercantile registry fees (derechos de inscripción) with respect to the filing of the Colombian public deed set forth in Section 1.3(b) hereof in the mercantile registry (registro mercantil) or in any real state public registry office (oficinas de registro de instrumentos públicos).

7.4 Disclosure Letters.  Prior to the execution and delivery of this Agreement, each Party has delivered to the other Party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such Party’s representations or warranties contained in Sections 3.1, 3.2, 3.3 and 3.4, as applicable, or to one or more of its covenants contained in Article 4; provided that (i) no such item is required to be set forth in a Party’s Disclosure Letter as an exception to any representation or warranty of such Party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.5, and (ii) the mere inclusion of an item in a Party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect with respect to such Party. Any disclosures made with respect to a subsection of Sections 3.1, 3.2, 3.3 and 3.4, as applicable, shall be deemed to qualify (a) any subsections of Sections 3.1, 3.2, 3.3 and 3.4, as applicable, specifically referenced or cross-referenced and (b) other subsections of Sections 3.1, 3.2, 3.3 and 3.4, as applicable, to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure (i) applies to such other subsections and (ii) contains sufficient detail to enable a reasonable person to recognize the relevance of such disclosure to such other subsections.

7.5 Entire Agreement.  Except as otherwise expressly provided herein, this Agreement (including the Disclosure Letters and Exhibits) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect.  Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement except as provided in Section 4.12.

7.6 Amendments.  Before the Chilean Effective Time, this Agreement may be amended by a subsequent writing signed by each of the Parties, by action taken or authorized by their respective Boards of Directors, whether before or after the CorpBanca Shareholder Approval, CorpBanca Colombia Shareholder Approval, Itaú Chile Shareholder Approval or Itaú Chile Shareholder Approval have been obtained, except to the extent that any such amendment would violate applicable Law or would require the approval of the shareholders of CorpBanca, CorpBanca Colombia, Itaú Chile or Itaú Colombia, unless such required approval is obtained.

7.7 Waivers.

(a) Either Party shall have the right to waive any Default in the performance of any term of this Agreement by the other Party, to waive or extend the time for the compliance or fulfillment by the other Party of any and all of such other Party’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law.  No waiver by a Party shall be effective unless in writing signed by a duly authorized officer of such Party.

(b) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement.  No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

7.8 Assignment.  Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of each other Party; provided that each of Itaú Parent and Corp Group Parent may assign any of its  rights and obligations hereunder to one or more of its wholly-owned Subsidiaries; provided, further, that such assignment shall not relieve Itaú Parent or Corp Group Parent, as the case may be, of any of their respective obligations hereunder.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

7.9 Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered.  A copy of each such notice or other communication shall also be sent via email to the addresses set forth below:

Corp Group Parent:	Rosario Norte 660, Las Condes Santiago, Chile Fax Number: 562 2660-6021 Email: alvarobarriga@corpgroup.cl Attention: Pilar Dañobeitía E. Alvaro Barriga O.
Copy to Counsel (which shall not constitute notice):
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Fax Number: +1 (212) 455-2502
Email:    dwilliams@stblaw.com
echung@stblaw.com
Attention:   David L. Williams
                 Edward Chung

and

Claro & Cía.
Av. Apoquindo 3721, 14th Floor
Santiago, Chile 755 0177
Fax Number: +(562) 2367 3003
Email:    jmeyzaguirreg@claro.cl
flarrain@claro.cl
Attention: José María Eyzaguirre B.
                  Felipe Larrain

CorpBanca:	Rosario Norte 660, Las Condes Santiago, Chile Fax Number: 562 2660-6020 Email: fernando.massu@corpbanca.cl Attention: Fernando Massu T.
Copy to Counsel (which shall not constitute notice):
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Fax Number: +1 (212) 455-2502
Email:    dwilliams@stblaw.com
echung@stblaw.com
Attention:   David L. Williams
                 Edward Chung
and

Claro & Cía.
Av. Apoquindo 3721, 14th Floor
Santiago, Chile 755 0177
Fax Number: +(562) 2367 3003
Email:     jmeyzaguirreg@claro.cl
flarrain@claro.cl
Attention:  José María Eyzaguirre B.
                 Felipe Larrain

Itaú Parent:
Praça Alfredo Egydio de Souza Aranha, 100
Torre Olavo Setubal, PI
04344-902 – São Paulo – SP – Brasil
Fax Number: +55 11 5019-2302
Email: Ricardo.marino@itau-unibanco.com.br
Attention:  Ricardo Villela Marino

Copy to Counsel (which shall not constitute notice):
Praça Alfredo Egydio de Souza Aranha, 100
Torre Conceição, 12º andar
04344-902 – São Paulo – SP – Brasil
Fax Number: +5511 5019 1788
Attention: Álvaro F. Rizzi Rodrigues
Email: fernando.chagas@unibanco.com.br
Fax Number: +5511 5019-1114
Attention: Fernando Della Torre Chagas

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Fax Number: +1 (212) 403-2000
Email:       rkim@wlrk.com
   mfveblen@wlrk.com
Attention:  Richard K. Kim
                  Mark F. Veblen
and

Claro & Cía.
Av. Apoquindo 3721, 14th Floor
Santiago, Chile 755 0177
Fax Number: +(562) 2367 3003
Email:       cristobal.eyzaguirre@claro.cl
   lnunez@claro.cl
Attention: Cristóbal Eyzaguirre
                 Luisa Núñez

Itaú Chile:	Enrique Foster Sur, 20, 6th Floor Santiago, Chile Fax Number: Email: bbuvinicguerovich@itau.cl Attention: Boris Buvinic Guerovich

Copy to Counsel (which shall not constitute notice):
Praça Alfredo Egydio de Souza Aranha, 100
Torre Conceição, 12º andar
04344-902 – São Paulo – SP – Brasil
Fax Number: +5511 5019 1788
Email (which shall be sent but shall not constitute notice): alvaro.rodrigues@itau-unibanco.com.br
Attention: Álvaro F. Rizzi Rodrigues
Fax Number: +5511 5019-1114
Email: fernando.chagas@unibanco.com.br
Attention: Fernando Chagas

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Fax Number: +1 (212) 403-2000
Email:       rkim@wlrk.com
   mfveblen@wlrk.com
Attention:  Richard K. Kim
                  Mark F. Veblen
and

Claro & Cía.
Av. Apoquindo 3721, 14th Floor
Santiago, Chile 755 0177
Fax Number: +(562) 2367 3003
Email:       cristobal.eyzaguirre@claro.cl
   lnunez@claro.cl
Attention: Cristóbal Eyzaguirre
                  Luisa Núñez

7.10 Governing Law.  This Agreement shall be governed by, and interpreted and construed in accordance with, the Law of the State of New York, without regard to its conflict of law principles.

7.11 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument, and which counterparts may be delivered by facsimile or electronic mail.

7.12 Captions.  The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

7.13 Interpretations.  Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party solely by virtue of such Party being considered the draftsman.  The Parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

7.14 Severability.  If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

7.15 Waiver of Jury Trial.  Each of the Parties hereby irrevocably waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation ancillary to arbitration directly or indirectly arising out of, under or in connection with this Agreement or the Transactions.  Each of the Parties hereto hereby (i) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any such action or liability, seek to enforce the foregoing waiver; and (ii) acknowledges that it has been induced to enter into this agreement and the transactions contemplated by this agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.15.

7.16 Dispute Resolution.  Each of the Parties irrevocably agrees that, without prejudice to the parties’ respective rights under Section 7.17 to resort to a court of competent jurisdiction, all disputes, controversies or claims arising out of or in connection with this Agreement shall be finally settled by international arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) by three (3) arbitrators. Within thirty (30) days of receiving notice of any dispute, controversy or claim arising out of or in connection with this Agreement, each of the Parties irrevocably agrees that they shall in good faith attempt to agree on arbitrators who are qualified in New York Law. In the event the Parties cannot agree on arbitrators within such thirty (30) day period, then the arbitrators shall be appointed in accordance with the ICC Rules. The place of arbitration shall be New York, New York. The language of the arbitration shall be English. The arbitral award will be final and binding on the Parties, not subject to appeal, and enforceable in accordance with its terms. The Parties agree that by submitting the dispute, controversy or claim to arbitration under the ICC Rules, the Parties undertake to implement any final award rendered by the  arbitral tribunal without delay and that the prevailing Party shall be entitled to have the final award enforced in any court of competent jurisdiction. The arbitration costs will be borne by the losing Party (or Parties) or such other Party (or Parties) as designated by the arbitral tribunal. In case it is necessary for one (1) or more Parties to the dispute to enforce the arbitral award through any type of court proceedings, the other Party (or Parties) to the dispute will bear all reasonable costs, expenses and attorney fees including any extra court fees or arbitration fees.

7.17 Specific Performance.  Each Party acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and subject to Section 7.16 above it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching Party will have the right to seek an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.  Each Party agrees that the courts of the State of New York and the federal courts of the United States of America located in the Borough of Manhattan, New York, United States, are a court of competent jurisdiction for seeking any such relief.  Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in the courts of the State of New York and the federal courts of the United States of America located in New York County, New York, United States, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.  Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by mail to such Party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section shall affect the right of any Party to serve legal process in any other manner permitted by Law.  The consent to jurisdiction set forth in this Section 7.17 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 7.17.  The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

7.18 Further Assurances.  At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as another Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.